Exhibit 99.2

Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars)
MOUNTAIN PROVINCE
DIAMONDS INC.
As at and for the years ended December 31, 2021 and 2020

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.
Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of and for the periods presented by the consolidated financial statements.
The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.
The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consolidated financial statements together with other financial information of the Company for issuance to the shareholders.
Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Mark Wall”	“Steven Thomas”

Mark Wall	Steven Thomas

President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

March 28, 2022

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MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
To evaluate the effectiveness of the Company’s internal control over financial reporting, management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2021. The Company’s independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
March 28, 2022

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MOUNTAIN PROVINCE DIAMONDS INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
of Mountain Province Diamonds Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company faces liquidity challenges as a result of liabilities with maturity dates through December 2022 and short-term financial liquidity needs that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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MOUNTAIN PROVINCE DIAMONDS INC.

Critical Audit Matter
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of the Gahcho Kue (GK) cash generating unit (CGU)
As discussed in Note 7 to the consolidated financial statements, the carrying value of the Company’s property, plant and equipment was $714,480 thousand as of December 31, 2021. As discussed in Note 3(v) to the consolidated financial statements, the carrying value of the Company’s capitalized property, plant and equipment are assessed for impairment when indicators of potential impairment are identified to exist. A previously recognized impairment loss is reversed if there has been a change in the estimates previously used to determine the asset’s recoverable amount since the last impairment loss was recognized. As discussed in Note 4(i)(a) to the consolidated financial statements, the assessment of fair values, including those of the CGU’s for purposes of testing for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as estimated future diamond prices, discount rates, and foreign exchange rates. During the year ended December 31, 2021, the Company recorded a reversal of previous impairment charges of $240,593 thousand related entirely to property, plant, and equipment at the GK CGU. The impairment reversal was primarily a result of increases in the Company’s long-term diamond price estimate.
We identified the valuation of the Gahcho Kue CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to determine the recoverable amount. Significant assumptions utilized in determining the recoverable amount included estimated future diamond prices, discount rate, foreign exchange rates, production levels, and costs used to determine the future cash flows. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to this critical audit mater. This included controls over the determination of the future cash flows in the life of mine model and the development of the significant assumptions used to determine the recoverable amount of the cash generating unit. We assessed the estimated future diamond prices by comparing prices to historical and recent diamond prices achieved by the Company. We assessed the estimate of production levels and costs used in the life of mine plan by comparing them to the Board approved mine plan and historical results. We evaluated the Company’s estimated mineral reserves and resources by comparing the Company’s historical estimates to actual production results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating foreign exchange rates by comparing them to third party estimates

•	evaluating the discount rate used by comparing to a discount rate that that was independently developed using third party sources and data for comparable entities

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company’s auditor since 1999.
Toronto, Canada
March 28, 2022

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MOUNTAIN PROVINCE DIAMONDS INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
of Mountain Province Diamonds Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Mountain Province Diamonds Inc.’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 28, 2022

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets
Expressed in thousands of Canadian dollars

		December 31,	December 31,
	Notes	2021	2020

ASSETS

Current assets

Cash		$25,000	$35,152

Amounts receivable	5	877	797

Prepaid expenses and other		820	2,009

Derivative assets	14	775	23

Other Assets	10	319	-

Inventories	6	109,832	90,506
		137,623	128,487

Restricted cash	15	25,144	15,019

Reclamation deposit		250	250

Derivative assets	14	-	162

Property, plant and equipment	7	714,480	451,411

Total assets		$877,497	$595,329

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable and accrued liabilities	15	$36,893	$41,010

Dunebridge revolving credit facility	10 & 16	-	31,813

Decommissioning and restoration liability	8	721	2,489

Lease obligations		183	418

Secured notes payable	9	375,517	-
		413,314	75,730

Secured notes payable	9	-	374,706

Lease obligations		336	750

Decommissioning and restoration liability	8	92,392	70,443
Deferred income tax liabilities	17	20,720	-

Shareholders’ equity:

Share capital	12	631,717	631,498

Share-based payments reserve	12	7,469	6,820

Deficit		(289,785)	(565,952)

Accumulated other comprehensive income		1,334	1,334

Total shareholders’ equity		350,735	73,700

Total liabilities and shareholders’ equity		$877,497	$595,329

Going concern	1
Commitments	15 & 16
Subequent events	1, 10, 12, 14 & 20
On behalf of the Board:

“Ken Robertson”	“ Jonathan Comerford ”
Director	Director
The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Income (Loss)
Expressed in thousands of Canadian dollars

		Year ended	Year ended

	Notes	December 31, 2021	December 31, 2020

Sales		$308,723	$226,993

Cost of sales:

Production costs		140,099	153,679

Cost of acquired diamonds		15,723	11,088

Depreciation and depletion		39,173	63,711

Earnings (loss) from mine operations		113,728	(1,485)

Impairment (reversal) loss on property, plant and equipment	7	(240,593)	217,366

Exploration and evaluation expenses		5,547	3,807

Selling, general and administrative expenses	13	13,858	13,153

Operating income (loss)		334,916	(235,811)

Net finance expenses	11	(40,373)	(39,997)

Other Income		143	-

Derivative ( losses ) gains	14	(67)	127

Foreign exchange gains		2,268	12,252

Income (loss) before taxes		296,887	(263,429)

Deferred income taxes		(20,720)	-

Net income (loss) for the year		$276,167	$(263,429)

Total comprehensive income (loss) for the year		$276,167	$(263,429)

Basic and diluted earnings (loss) per share	12(iv)	$1.31	$(1.25)

Basic weighted average number of shares outstanding		210,526,871	210,406,658

Diluted weighted average number of shares outstanding		211,953,538	210,406,658
The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity
Expressed in thousands of Canadian dollars, except for the number of shares

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total

Balance, January 1, 2020		210,392,473	$631,224	$6,111	$(302,523)	$1,334	$336,146

Net loss for the year		-	-	-	(263,429)	-	(263,429)

Share-based payment	11(iii)	-	-	983	-	-	983

Issuance of common shares – restricted share units		98,334	274	(274)	-	-	-

Balance, December 31, 2020		210,490,807	$631,498	$6,820	$(565,952)	$1,334	$73,700

Net income for the year		-	-	-	276,167	-	276,167

Share-based payment	11(iii)	-	-	868	-	-	868

Issuance of common shares – restricted share units		206,667	219	(219)	-	-	-

Balance, December 31, 2021		210,697,474	$631,717	$7,469	$(289,785)	$1,334	$350,735
The accompanying not
e
s are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows
Expressed in thousands of Canadian dollars

		Year ended	Year ended

	Notes	December 31, 2021	December 31, 2020

Cash provided by (used in):

Operating activities:

Net income (loss) for the year		$ 276,167	$(263,429)

Adjustments:

Net finance expenses		40,313	39,907

Depreciation and depletion		39,384	63,929
Premium paid on foreign curency put option		(680)	-

Impairment (reversal) loss on property, plant and equipment		(240,593)	217,366

Share-based payment expense		868	983

Derivative losses (gains)		67	(127)

Foreign exchange gains		(2,268)	(12,252)
Deferred income taxes		20,720	-

		133,978	46,377

Changes in non-cash operating working capital:

Amounts receivable		(79)	890

Prepaid expenses and other		1,188	(830)

Inventories		(18,399)	11,591

Accounts payable and accrued liabilities		(4,110)	(6,280)
		112,578	51,748

Investing activities:

Restricted cash		(10,125)	(15,019)

Interest income		202	170

Purchase of property, plant and equipment		(43,820)	(38,837)
		(53,743)	(53,686)

Financing activities:

Payment of lease liabilities		(422)	(679)

Proceeds from settlement of currency contracts		-	3,019

Provided by revolving credit facility		-	32,074

Provided by Dunebridge revolving credit facility		-	3,019

Provided by Dunebridge term facility		37,505	-

Repayment of Dunebridge term facility		(38,855)	-

Repayment of Dunebridge revolving credit facility		(31,548)	-

Financing costs		(36,474)	(35,424)
		(69,794)	2,009

Effect of foreign exchange rate changes on cash		807	330

(Decrease) increase in cash		(10,152)	401

Cash, beginning of year		35,152	34,751

Cash, end of year		$ 25,000	$35,152
The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

1.	NATURE OF OPERATIONS AND GOING CONCERN
Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”).
The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. During the year ended December 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.
These consolidated financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.
As of December 31, 2021, the Company faces various liquidity challenges as a result of liabilities with maturity dates through December 2022
,
short-term financial liquidity needs to fund GK operations and the uncertainty of future cash flows from the GK operations, specifically related to the diamond pricing environment (due to fluctuations in the price per carat over the last 2 years) and also as a result of any future impacts of COVID-19.
 The liabilities with approaching maturity dates in fiscal 2022 include the revolving credit facility
(“RCF”)
with Dunebridge Worldwide Ltd. (“Dunebridge”) (Note 10 and 16) which matures on March 31, 2022 and the Senior Secured
Notes
 which mature on December 15, 2022 with a principal amount outstanding of $379,034. The Company does not currently have
sufficient cash flows
expected
from operations available to discharge the Senior Secured Notes amount when
they come due. The Company will need to obtain additional financing in the future and/or seek to renegotiate with the holders of the Senior Secured Notes to extend the maturity dates or amend the underlying payment terms. However, there is no guarantee that such financing will be available, or at terms acceptable to the Company, or that holders of the Senior Secured Notes would be willing to renegotiate the amounts in a manner necessary to enable the Company to satisfy its obligations.
O
n March 28, 2022, the Company executed a US$50 million credit facility with Dunebridge, which will be secured on a subordinated basis to the Company’s existing debt, together with the issuance of warrants to purchase an aggregate o
f
41,000,000
common shares of the
Corporation. This credit facility will
assist in providing additional cash flows for funding operational and other costs as well as repay any portion drawn on the Dunebridge RCF on maturity.
The above conditions related to the Company’s revolving credit facility, Senior Secured Notes, and short-term and long-term operational financing needs represent material uncertainties that result in substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Failure to meet the obligations for cash calls to fund the Company’s share of expenditures at the GK Mine may lead to De Beers Canada Inc. enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.
Authorization of Financial Statements
These consolidated financial statements were approved by the Board of Directors on March 2
8
, 2022.

2.	BASIS OF PRESENTATION
These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies set out below were consistently applied to all the periods presented, except as otherwise noted.
These consolidated financial statements were prepared under the historical cost convention, as modified by the revaluation of derivative assets and liabilities and are presented in thousands of Canadian dollars.
The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

●	2435572 Ontario Inc. (100% owned)

●	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

●	Kennady Diamonds Inc. (100% owned)
The Company’s 49% interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.
The Company’s interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s 49% interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	SIGNIFICANT ACCOUNTING POLICIES

(i)	Foreign currency
The functional currency of the Company and its subsidiaries is the Canadian Dollar.
In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated
at the rates prevailing at that date.
Non-monetary
items carried at fair value that are measured at fair value in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Exchange differences are recognized in profit or loss in the period in which they arise and presented in the consolidated statements of comprehensive income (loss).

(ii)	Share-based payments
The Company maintains a Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and stock option plan for employees, directors, and other qualified individuals.
Equity-settled transactions, which include RSUs, DSUs and stock options, are measured by reference to their fair value at the grant date. The fair values for RSU’s and DSU’s are determined using the market value of the share, as listed on the TSX, at the close of business at the grant date. The fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of options. The Company believes this model adequately captures the substantive features of the option awards, and is appropriate to calculate their fair values.
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.
The fair value determined at the grant date of the equity-settled share-based payments is expensed in profit or loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments, with a corresponding increase to share-based payments reserve. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

(iii)	Income taxes and deferred taxes
The income tax expense or benefit for the year consists of two components: current and deferred.
Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.
Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Comprehensive Income
(Loss)
because of items of income or expenses that are taxable or deductible in other years, and items that are never taxable or deductible.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off deferred tax assets against deferred tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its deferred tax assets and liabilities on a net basis.
Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

(iv)	Mineral properties and exploration and evaluation costs and development costs
Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.
Exploration and evaluation costs consist of:
●	gathering exploration data through topographical and geological studies;

●	exploratory drilling, trenching and sampling;

●	determining the volume and grade of the resource;

●	test work on geology, metallurgy, mining, geotechnical and environmental; and

●	conducting and refining engineering, marketing and financial studies.
Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.
The key factors management use
s
in determining technical feasibility and commercial viability are
the following;
●	completion of a feasibility study;
●	obtaining required permits to construct the mine;

Page	16

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

●	completion of an evaluation of the financial resources required to construct the mine;

●	availability of financial resources necessary to commence development activities to construct the mine; and

●	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.
The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property.

(v)	Impairment of non-financial assets
The carrying value of the Company’s capitalized property, plant and equipment, and exploration and evaluation assets are assessed for impairment when indicators of potential impairment are identified to exist. If any indication of impairment is identified, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing the fair value, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or the Company’s other group of assets. The Company has determined that it has two CGUs.
If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to profit or loss so as to reduce the carrying amount to its recoverable amount.
For property, plant and equipment, a previously recognized impairment loss is reversed if there has been a change in the estimates previously used to determine the asset’s recoverable amount since the last impairment loss was recognized. The impairment reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously.

(vi)	Capitalized interest
Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Interest costs are not capitalized for exploration and evaluation assets.

(vii)	Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a pre-tax
risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2021 and 2020 other than the provision for decommissioning and restoration associated with the property, plant and equipment.

Page	17

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation
of affected areas.
The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and is added to inventory, and then in production costs as inventory is sold. Over time, the discounted liability is adjusted for the change in present value. The periodic unwinding of the discount is recognized in profit or loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (expensed), and a reduction of the decommissioning and restoration liability.

(viii)	Earnings or loss per share
Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the year.
The Company follows the treasury stock method in the calculation of diluted earnings per share. The treasury stock method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

(ix)	Revenue recognition
The Company utilizes a sales agent to facilitate the sale of rough and/or fancies and specials diamonds to the end-customer.
The Company recognizes revenue when consideration has been received by the Company’s sales agent, which represents the completion of the performance obligation of the Company and when control is passed to the customer.
As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and specials diamonds produced at the GK mine are subject to a bid process. When De Beers is the successful bidder, the Company recognizes 49% of the bid price as revenue at the completion of the bid process, as De Beers receives the fancies and specials diamonds and the Company is paid immediately for its share by De Beers.
For sales subject to the Dunebridge Sales Agreement (Note 16), the Company recognizes revenue when consideration has been received by the Company, which represents the completion of the performance obligations of the Company and when control is passed to Dunebridge. Any upside variable consideration is recognized on a net basis, when it can be estimated reliably, is not constrained by external

Page	18

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

factors out of the Company’s control, and is highly probable that a significant reversal of the amount will not occur in the future.

(x)	Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.
Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.
Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production
method following commencement of commercial production. Assets under construction are not amortized; rather costs are deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.
Upon entering commercial production stage, capitalized costs associated with the acquisition of the mineral property or the development of the mine, are amortized using the various methods based in the asset categories as follows:

Corporate assets	two to seven years, straight line

Vehicles	three to five years, straight line

Production and related equipment	units of production over proven and probable reserves

General infrastructure	units of production over proven and probable reserves

Earthmoving equipment	straight line over shorter of life of mine or life of the asset

Mineral properties	units of production over proven and probable reserves

Assets under construction	not depreciated until ready for use

(xi)	Inventories
Inventories are recorded at the lower of cost and net realizable values. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion. An impairment adjustment is made when the carrying amount is higher than the net realizable value.
Rough diamonds classified as finished goods comprise diamonds that have been subject to the sorting process. Cost is determined on a weighted average cost per carat basis including production costs and value-added processing

Page	19

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

activity. As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and special diamonds produced at the GK Mine are subject to a bid process. Upon a successful bid by the Company, the fancies and specials diamonds will be included in inventories and 51% of the bid amount will be paid to De Beers and capitalized to the cost of inventory. Cost for fancies and specials diamonds is determined on a weighted average cost basis including production costs and value-added processing activity plus the direct cost of acquiring the fancies and specials diamonds from De Beers.
Stockpiled ore represents coarse ore that has been extracted from the mine and is available for future processing. Stockpiled ore value is based on costs incurred in bringing ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

(xii)	Capitalized stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production
stripping) are capitalized as mine development costs. These amounts were capitalized under assets under construction.
It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:
●	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.

●	The Company can identify the component of the ore body for which access has been improved.

●	The costs relating to the stripping activity associated with that component can be measured reliably.
The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable costs. The waste to ore strip ratio projected for the life of the specific orebody must be exceeded for the costs to be capitalized as stripping costs.
After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.
The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

(xiii)	Financial Instruments

Classification
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven

Page	20

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Asset/Liability	Classification

Cash	Amortized cost

Equity securities	FVTOCI

Amounts receivable	Amortized cost

Derivative assets	FVTPL

Accounts payable and accrued liabilities	Amortized cost

Dunebridge revolving credit facility	Amortized cost

Dunebridge term facility	Amortized cost

Secured notes payable	Amortized cost
Measurement
Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.
Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value, plus transaction costs, and subsequently carried at amortized cost less any impairment. Financial liabilities carried at amortized cost utilize the effective interest method.
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.
Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive income (loss) in the period in which they arise.
Derivative asset (liabilities) related to foreign currency contracts, which become realized, are reclassified from derivative gains and losses into realized foreign exchange gains and losses.
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive income (loss). However, gains and losses on derecognition of financial assets classified as FVTOCI are reclassified to retained earnings (deficit) as a reclassification within equity.

Page	21

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets transferred or liabilities assumed, is recognized in the consolidated statements of comprehensive income (loss).

(xiv)	Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company does not recognize
right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value
assets. For these leases, the Company recognizes the lease payments as an expense in net earnings on a straight-line basis over the term of the lease.
The Company recognizes a
right-of-use
asset and the associated lease liability at the lease commencement date. The right-of-use
asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial costs incurred and an estimate of cost to remove the underlying asset, less any lease incentives received. Lease payments included in the measurement of the lease liability are comprised of amounts expected to be payable by the Company under residual value guarantees, and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The right-of-use
asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The assets are depreciated using the lower of the useful life of the right-of-use
asset or the lease term, using the straight-line method.
The lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if the rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liabilities are subsequently measured at amortized cost using the effective interest rate method.
Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to net income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(xv)	Government grants and assistance
Government grants and assistance related to expenses are presented as part of comprehensive income (loss), as a deduction to the related expense in the reporting period.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However,

Page	22

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

actual outcomes can differ materially from these estimates. The key areas where judgments, estimates and assumptions have been made are summarized below.

i)	Significant accounting estimates and assumptions
The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:
a)
Impairment analysis – property, plant and equipment and evaluation and exploration assets
As required under IAS 36 and IFRS 6, the Company reviews its property, plant and equipment and its evaluation and exploration assets for impairment or impairment reversal based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may or may not be recoverable. The assessment of fair values, including those of the CGUs for purposes of testing for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s Life of Mine (“LOM”) plans, as well as estimated long-term diamond prices, discount rates, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of property, plant and equipment could impact the impairment analysis.
The Company’s LOM plans are based on detailed research, analysis and modeling to maximize Net Asset Value (“NAV”) of the CGUs. As such these plans consider the optimal level of investment, overall production levels, sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management.
Projected future revenues reflect the forecast future production levels at the Company’s GK CGU as detailed in the LOM plans. These forecasts may include the production of material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probably reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.
Projected future revenues also reflect the Company’s estimates of future diamond prices, which are determined considering a combination of historic and current prices and forecast prices by industry analysts. These estimates often differ from current prices.
The Company’s estimates of future cash costs of production and capital expenditures are based on LOM plans for the GK CGU.
The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital.
b)
Mineral reserves and resources
Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of

Page	23

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.
c
)
Provision for decommissioning and restoration
The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly. Significant assumptions exist for the determination of what constitutes decommissioning and restoration. Judgment has been applied by management to determine which decommissioning and restoration costs have been appropriately capitalized to inventory, based on the nature of the costs incurred upon reaching commercial production.
d
)
Deferred taxes
Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts which include taxable profits, it is probable that they will be realized. Significant judgment is involved in determining when an adequate track record has been established to support the accuracy of the assumptions related to the forecasts of taxable profits.

5.	AMOUNTS RECEIVABLE

	December 31, 2021	December 31, 2020

GST/HST receivable	$722	$604

Other receivable	155	193

Total	$877	$797

6.	INVENTORIES

	December 31, 2021	December 31, 2020

Ore stockpile	$26,411	$9,203

Rough diamonds	44,255	48,036

Supplies inventory	39,166	33,267

Total	$109,832	$90,506
Depreciation and depletion included in inventories at December 31, 2021 is $12,203 (2020 - $13,663).

Page	24

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds. Included in the production costs is a net realizable value adjustment for $Nil that was recognized against the rough diamond and ore stockpile inventory for the year ended December 31, 2021 (2020 - $17 million).
The write-down is included in the cost of sales in the statement of comprehensive income (loss) for the year ended December 31, 2020.
Included in inventories and production costs, for the year ended December 31, 2021 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $41,054 (2020 - $34,271).

7.	PROPERTY, PLANT AND EQUIPMENT
The Company’s property, plant and equipm
e
nt as at December 31, 2021 and 2020 are as follows:

	Property, plant and equipment GK	Assets under construction GK	Property, plant and equipment KNP	Exploration and evaluation assets KNP	Assets under construction KNP	Total

Cost

At January 1, 2020	$856,334	$730	$90	$168,866	$1,564	$1,027,584

Decommissioning and restoration adjustment	9,777	-	-	278	-	10,055

Additions/transfers*	36,334	5,776	-	-	-	42,110

At December 31, 2020	902,445	6,506	90	169,144	1,564	1,079,749

Decommissioning and restoration adjustment	12,228	-	-	248	-	12,476

Additions/transfers*	45,115	3,679	122	-	-	48,916

Disposals	-	-	(90)	-	-	(90)

At December 31, 2021	$959,788	$10,185	$122	$169,392	1,564	$1,141,051

Accumulated depreciation

At January 1, 2020	$(355,293)	$-	$(23)	$-	$-	$(355,316)

Depreciation and depletion**	(55,643)	-	(13)	-	-	(55,656)

Impairment loss	(217,366)	-	-	-	-	(217,366)

At December 31, 2020	(628,302)	-	(36)	-	-	(628,338)

Depreciation and depletion**	(38,862)	-	(6)	-	-	(38,868)

Disposals	-	-	42	-	-	42

Impairment reversal***	240,593	-	-	-	-	240,593

At December 31, 2021	$(426,571)	$-	$-	$-	$-	$(426,571)

Carrying amounts

At December 31, 2020	$274,143	$6,506	$54	$169,144	$1,564	$451,411

At December 31, 2021	$533,217	$10,185	$122	$169,392	1,564	$714,480
*Included in additions of property, plant and equipment for GK is $34,319 (2020 - $28,939) related to deferred stripping of which $1,431 relates to the depreciation of earthmoving equipment (2020 - $1,781).
**Included in depreciation and depletion is $134 of depreciation on the right-of-use
assets (2020 - $797).
***As at December 31, 2021, an impairment reversal of property, plant and equipment was recorded at GK mine.

i)	Fiscal 2021 – Impairment reversal of GK mine CGU
During the year ended December 31, 2021, the Company recorded a reversal of previous impairment charges of $240,593, related entirely to property, plant and equipment at the
GK mine. This impairment reversal represents the partial reversal of prior impairments allocated to property plant and equipment, as adjusted for depreciation. The impairment reversal was primarily a result of increases in the Company’s long-term diamond price estimate
, which is itself based on average price achieved to date by the Company, excluding the year 2020, which was significantly impacted due to COVID-19.
Tax expense related to the impairment
 reversal
amounted to
$20,720. After giving effect to the impairment reversal, the carrying value of the GK mine is $557 million as at December 31, 2021.

Page	25

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The significant estimates and assumptions used for the CGUs tested in the Company’s impairment assessment for the year ended December 31, 2021 were as follows:
●	estimated long-term diamond prices of US$71;
●	forward U.S. foreign exchange rates between 1.27-1.30;
●	proven and probable mineral reserves and converted resources of 22.6 million ; and
●	real discount rate of 7.9%.
The real discount rate was estimated based on the capital asset pricing model, for which the costs of equity are based on, among other things, estimated interest rates, market returns on equity, share volatility, leverage and risks specific to the mining sector and the GK Mine CGU. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs.

ii)	Fiscal 2020 – Impairment at GK mine CGU
After the Company assessed for impairment, as at December 31
, 2020
, it was determined that an impairment loss of $217,366 on property, plant and equipment occurred. The impairment losses are specific to the GK Mine CGU.
The GK Mine CGU’s recoverable amount of $281.6 million as at December 31
, 2020
was determined using the fair value less cost of disposal, which was calculated based on projected future cash flows utilizing the latest information available and Management’s estimates, including; estimated future diamond prices, discount rates, foreign exchange rates, production levels and costs used to determine future cash flows.
For the assessment at December 31, 2020, these projected cash flows were prepared using a 2.5% real growth escalation factor for 2021 and a 2.5% real growth escalation factor on diamond pricing thereafter, and discounted using a post-tax
discount rate of 8.4% on cash flows from proven and probable mineral reserves and converted resources, representing the estimated weighted average cost of capital.

8.	DECOMMISSIONING AND RESTORATION LIABILITY
The decommissioning and restoration liability is the addition of the liabilities for both the GK Mine and the Kennady North Project, which are broken down separately below.
The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020

Expected undiscounted cash flows	$84,128	$61,558

Discount rate	1.42%	0.67%

Inflation rate	2.00%	2.00%

Periods	2030	2030
The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Expected undiscounted cash flows	$2,467	$2,268
Discount rate	0.25%	0.25%
Inflation rate	2.00%	2.00%
Periods	2024	2024
The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

Page	26

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

During the year ended December 31, 2021, the decommissioning and restoration liability was changed by $19,471 (2020 – $13,364), resulting primarily from a refinement of scope and individual unit cost increases and changes in discount rates.
The continuity of the decommissioning and restoration liability at December 31, 2021 and 2020 is as follows:

	GK Mine	KNP	Total

Balance, at January 1, 2020	$56,429	$2,087	$58,516

Change in estimate of discounted cash flows	13,086	278	13,364

Accretion recorded during the year	976	76	1,052

Balance, at December 31, 2020	$70,491	$2,441	$72,932

Less: current portion of decommissioning and restoration liability	2,489	-	2,489

Non-current decommissioning and restoration liability, at December 31, 2020	$68,002	$2,441	$70,443

Change in estimate of discounted cash flows	19,223	248	19,471

Accretion recorded during the year	704	6	710

Balance, at December 31, 2021	$90,418	$2,695	$93,113

Less: current portion of decommissioning and restoration liability	721	-	721

Non-current decommissioning and restoration liability, at December 31, 2021	$89,697	$2,695	$92,392

9.	SECURED NOTES PAYABLE
On December 11, 2017, the Company completed an offering of US$330 million of senior secured notes (“Notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022.
The Company has reclassed the secured notes liability from noncurrent to current for the year ended December 31, 2021 since the notes will mature on December 15, 2022.
The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.
As at December 31, 2021, the Company has an obligation for US$299.9 million or $379.0 million Canadian dollar equivalent from the secured notes payable (2020 - US$299.9 million or $381.7 million).

	December 31, 2021	December 31, 2020

Total outstanding secured notes payable	$379,034	$381,674

Less: unamortized deferred transaction costs and issuance discount	(3,517)	(6,968)

Total secured notes payable	$375,517	$374,706

Page	27

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The secured notes payable is carried at amortized cost on the consolidated balance sheet.
Revolving Credit Facility
Concurrent with the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility (“RCF”)
with the Bank of Nova Scotia (“Scotiabank”) and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF included a commitment fee of between 0.9625% and 1.2375%, and upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum would be charged for the number of days the funds are outstanding. The commitment fee and interest rate varied based on the leverage ratio of the Company at the time. During the second quarter of 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during
COVID-19.
The RCF was subject to several financial covenants, in order to remain available which were breached as of June 30, 2020 and for which a waiver was obtained as at July 3, 2020. In exchange for the waiver, the Company agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million. The Company also agreed to repay or provide alternate financing for the remaining
US$25 million by September 30, 2020, rather than the original maturity date of December 15, 2020.
On September 30, 2020, the RCF was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million under the new Dunebridge revolving credit facility (“Dunebridge RCF”) (described in Note 10 below) was advanced to the Company.

10.	DUNEBRIDGE REVOLVING CREDIT FACILITY AND DUNEBRIDGE TERM FACILITY
On September 30, 2020, the Company entered into the Dunebridge RCF (Note 16) of up to US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and was initially repayable on September 30, 2021. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants. A default would occur if the Company is unable to make the monthly interest payments, or the principal repayment.
The Dunebridge RCF includes various restrictive covenants which requires that no additional indebtedness be entered into, and no new agreements related to the sale of diamonds, beyond what currently exists, without prior written approval from Dunebridge.
Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances
outstanding does not exceed US$10 million.
On September 24, 2021, the Dunebridge RCF was extended with the same restrictive covenants described above. The repayment date was extended to March 31, 2022, and an upfront 2% extension fee of US$0.5 million was paid. The extension of the Dunebridge RCF was subject to the Dunebridge Term Facility (“Term Facility”) (below)
being fully repaid, and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum.
The upfront fee is categorized as deferred financing fee against the loan and amortized over the term of the loan. As at December 31, 2021, $319 of deferred financing fee is remaining and classified as other assets on the consolidated balance sheet.

Page	28

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Subsequent to the year ended December 31, 2021, the Company drew and repaid
US$5M from the Dunebridge RCF for funding operations.
Dunebridge Term Facility
On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million Term Facility to its existing US$25 million Dunebridge RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility reduced in size to a maximum of US$22 million on July 15, 2021 and matured on December 31, 2021. On May 17, 2021, a US$23 million advance was drawn by the Company, followed by a US$8 million draw in June 2021. The Term Facility contained a cash sweep requirement on the following month’s projected minimum cash balances above US$2 million. The cash sweep is calculated 5 business days after each diamond sale in Antwerp, Belgium and amounts swept could be redrawn without fee.
On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million in June 2021, and US$8.5 million in July 2021. On September 23, 2021, the Company had fully repaid the Term Facility, and in accordance with the Dunebridge RCF extension described above, was terminated.

11.	NET FINANCE EXPENSE

	Year ended December 31, 2021	Year ended December 31, 2020

Interest income	$202	$170

Accretion expense on decommissioning and restoration liability	(710)	(1,052)

Interest expense	(32,476)	(34,015)

Amortization of deferred financing costs	(5,910)	(3,426)

Other finance costs*	(1,479)	(1,674)

	$(40,373)	$(39,997)
*Included in other finance costs for the year ended December 31, 2021 is $59 (2020 - $90) related to interest on lease liabilities.

Page	29

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

12.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital
Unlimited common shares, without par value.

ii.	Share capital
The number of common shares issued and fully paid as at December 31, 2021 is 210,697,474
 (2020 – 210,490,807).
No dividends were declared and paid in the year
s
ended December 31, 2021 and 2020.

iii.	Stock options, RSUs, DSUs and share-based payments reserve
The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options, restricted share units (“RSU”) and deferred share units (“DSU”) awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to directors and employees of the Company to maximums identified in the Plan.
As at December 31, 2021, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,069,747 shares. All stock options are settled by the issuance of common shares.
The following table summarizes information about the stock options outstanding and exercisable:

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at beginning of the year	2,455,002	$2.89	3,518,335	$3.26

Granted during the year	3,085,000	0.63	-	-

Expired during the year	(200,000)	6.66	(980,000)	4.29

Forfeited during the year	(660,001)	2.08	(83,333)	2.17

Balance at end of the year	4,680,001	$1.36	2,455,002	$2.89

Options exercisable at the end of the year	1,531,667	$2.72	1,711,669	$3.51
The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the year ended December 31, 2021. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. A total of 3,085,000 stock options were issued during the year ended December 31, 2021 of which 1,085,000 stock options were issued on February 3, 2021 vesting 1/3 on February 3, 2022, 1/3 on February 3, 2023 and 1/3 on February 3, 2024 and 2,000,000 stock options were issued on November 15, 2021 vesting 1/3 on November 15, 2022, 1/3 on November 15, 2023 and 1/3 on November 15, 2024.

Page	30

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

December 31, 2021

Exercise price	$0.62 - $0.65

Expected volatility	59.38% - 64.20%

Expected option life	5 years

Contractual option life	5 years

Expected forfeiture	none

Expected dividend yield	0%

Risk-free interest rate	0.46% - 1.48%

Weighted average fair value per share granted	$0.32
The following tables reflect the number of stock options outstanding, the weighted average of stock options outstanding, and the exercise price of stock options outstanding at December 31, 2021.

At December 31, 2021
Expiry Date	Black-Scholes Value	Number of Options	Number of Exercisable Options	Exercise Price

February 5, 2022	171	100,000	100,000	5.86

December 21, 2022	644	605,000	605,000	3.48

June 30, 2023	203	200,000	200,000	3.30

December 27, 2024	372	930,000	626,667	1.30

February 2, 2026	268	845,001	-	0.65

November 15, 2026	675	2,000,000	-	0.62

	$2,333	4,680,001	1,531,667	$1.36
Subsequent to the year ended December 31, 2021, 3,101,042 stock options were granted, with an exercise price of $0.714. The 2,439,668 stock options will vest 1/3 on January 17, 2023, 1/3 on January 17, 2024 and 1/3 on January 17, 2025, the 661,376 stock options will vest 1/3 on February 21, 2023, 1/3 February 21, 2024 and 1/3 February 21, 2025.
The weighted average remaining contractual life of the options outstanding at December 31, 2021 is 3.60 years (2020—2.72 years).
The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to directors and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs and DSUs vest according to the terms set out in the award agreement which are determined on the initial grant date on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.
The fair value of each RSU issued is determined at the closing share price on the grant date.

Page	31

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following table shows the RSU awards which have been granted and settled during the year:

	December 31, 2021		December 31, 2020
RSU	Number of units	Weighted average value grant date fair value	Number of units	Weighted average value grant date fair value

Balance at beginning of year	863,333	$1.13	1,065,000	$1.31

Awards and payouts during the period (net):

RSUs awarded	1,000,000	0.64	-	-

RSUs settled and common shares issued	(206,667)	1.06	(98,334)	2.79

RSUs forfeited	(229,999)	0.65	(103,333)	1.36

Balance at end of the year*	1,426,667	$0.87	863,333	$1.13
*As at December 31, 2021, 420,002 RSUs (2020 - 287,778 RSUs) have vested and have not yet been settled.
Subsequent to the year ended December 31, 2021, 1,142,493 RSUs were granted with a fair value of $0.714 per unit.
No DSU awards have been granted to date, therefore as at December 31, 2021 there are no DSUs outstanding.
The share-based payments recognized as an expense for the years ended December 31, 2021 and 2020 are as follows:

	Year ended	Year ended

	December 31, 2021	December 31, 2020
Expense recognized in the year for share-based payments	$868	$983
The share-based payment expense for the years ended December 31, 2021 and 2020 is included in selling, general and administrative expenses.

iv.	Earnings (loss) per share
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended December 31, 2021	Year ended December 31, 2020
Numerator

Net income (loss) for the year	$276,167	$(263,429)

Effect of dilutive securities	534	-
	$276,701	$(263,429)

Denominator

For basic - weighted average number of shares outstanding	210,526,871	210,406,658

Effect of dilutive securities	1,426,667	-

For diluted - adjusted weighted average number of shares outstanding	211,953,538	210,406,658

Earnings (loss) Per Share

Basic	$1.31	$(1.25)
Diluted	$1.31	$(1.25)
For the year ended December 31, 2021, 4,680,001 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (2020 - 2,455,002 stock options and 863,333 RSUs).

Page	32

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

13.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31, 2021	Year ended December 31, 2020

Selling and marketing	$5,259	$5,259

General and administrative:

Consulting fees and payroll	3,535	1,946

Share-based payment expense	868	983

Depreciation	211	218

Office and administration	998	878

Professional fees	1,994	2,588

Promotion and investor relations	77	428

Director fees	512	278

Transfer agent and regulatory fees	360	461

Travel	44	114

	$13,858	$13,153

Page	33

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

14.	DERIVATIVES ASSETS AND LIABILITIES
The notes indentures grant the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.
During the year ended December 31, 2021, the Company entered into foreign currency put options to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine. These derivatives have been classified as
“non-hedge
derivatives”. Changes in fair value of the foreign currency put option contracts are recognized in net income or loss as gains or losses on derivatives.
The Company has US$22 million foreign currency put option contracts outstanding at a strike price of 1.28 with settlement dates from February 2022 to December 2022.
Subsequent to the year end, the Company entered into a further US$22 million foreign currency put option contract at a strike price of 1.25 with settlement dates from February 2022 to December 2022.
The following table presents the various derivatives assets as at December 31, 2021 and 2020

	December 31, 2021	December 31, 2020

Prepayment option embedded derivatives	$-	$162

Currency derivative contract	731	-

Current portion of embedded derivatives	44	23

Total	$775	$185

Page	34

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2021 and 2020:

	Year ended	Year ended

	December 31, 2021	December 31, 2020

Gain on currency derivative contract	$61	$158

Loss on prepayment option embedded derivative	(128)	(31)

Total	$(67)	$127

15.	FINANCIAL INSTRUMENTS
Fair value measurement
The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
The fair values of the accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.
The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount				Fair value

December 31, 2021	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value

Derivative assets	$-	$775	$-	$775	$-	$775	$-	$775

	$-	$775	$-	$775

Financial assets not measured at fair value

Cash	$25,000	$-	$-	$25,000	25,000	-	-	25,000

Restricted cash	25,144	-	-	25,144	25, 144	-	-	25, 144

Amounts receivable	877	-	-	877	877	-	-	877

	$51,021	$-	$-	$51,021

Finacial liabilities not measured at fair value

Accounts payable and accrued liabilities	$-	$-	$36,893	$36,893	36,893	-	-	36,893

Secured notes payable	-	-	375,517	375,517	357,607	-	-	357,607

	$-	$-	$412,410	$412,410

Page	35

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

	Carrying amount				Fair value

December 31, 2020	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value

Derivative assets	$-	$185	$-	$185	$-	$185	$-	$185

	$-	$185	$-	$185

Financial assets not measured at fair value

Cash	$35,152	$-	$-	$35,152	35,152	-	-	35,152

Restricted cash	15,019	-	-	15,019	15,019	-	-	15,019

Amounts receivable	797	-	-	797	797	-	-	797

	$50,968	$-	$-	$50,968

Financial liabilities not measured at fair value

Accounts payable and accrued liabilities	$-	$-	$41,010	$41,010	41,010	-	-	41,010

Dunebridge revolving credit facility	-	-	31,813	31,813	-	31,813	-	31,813

Secured notes payable	-	-	374,706	374,706	329,632	-	-	329,632

	$-	$-	$447,529	$447,529
Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. Derivative assets are carried at fair value which is determined based on internal valuation model that reflect the observable currency exchange rates in the markets. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 9) and foreign currency put option contracts (Note 14). The financial liabilities relate to the Dunebridge RCF.
The fair value of the secured notes payable is determined using market quoted prices.
Financial instruments risks
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $877 and $797 as at December 31, 2021 and 2020, respectively, were collected.
On December 31, 2021 and 2020, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.
All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties

Page	36

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $722 (2020 - $604).
The Company’s current policy is to hold excess cash in bank accounts.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. To achieve this, the Company relies on regular sales throughout the year, generally nine or ten tender sales, in addition to occasional sales of fancies and special diamonds to De Beers, in order to fund ongoing operations.
Being able to maintain positive cash flows from operations and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity, all of which are subject to the effects of the ongoing
COVID-19
pandemic.
As at December 31, 2021, the Company has
a current
obligation for US$299.9 million or $379 million Canadian dollar equivalent (2020 – US$299.9 million or $381.7 Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine. The Dunebridge RCF is granted first priority, if amounts are drawn. Failure to meet the obligations of the s
e
cured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine.

Subsequent to the year ended December 31, 2021, the Company executed a credit facility with Dunebridge, for US$50 million (Note 20).
The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$4,391	$-	$-	$-	$4,391
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	-	-	30,000
Notes payable - Principal	379,034	-	-	-	379,034
Notes payable - Interest	30,323	-	-	-	30,323
	$423,748	$20,000	$-	$-	$443,748
Market risk
Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.
(i)           Interest rate risk
The Company does not have significant exposure to interest rate risk at December 31, 2021 and 2020, since the secured notes payable and Dunebridge RCF do not have variable interest rates. At December 31, 2021, the total secured notes payable was US$299.9 million (2020 – US$299.9 million) and the Dunebridge RCF was Nil (2020 - US$25 million).

Page	37

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(ii)          Foreign currency
The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale, in U.S. dollars, of its 49% share of the GK Mine diamonds produced.
As at December 31, 2021 and 2020, the Company had cash, derivative assets, accounts payable and accrued liabilities, the Dunebridge revolving credit facility and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31,	December 31,

	2021	2020

Cash	$11,968	$33,703

Derivative assets	731	-

Accounts payable and accrued liabilities	(1,949)	(2,538)

Dunebridge revolving credit facility	-	(31,813)

Secured notes payable	(379,034)	(381,674)

Total	$(368,284)	$(382,322)
A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2021 and 2020 would have resulted in an increase or decrease to net income for the year of approximately $36.8 million and $38.2 million, respectively.

16.	RELATED PARTIES
The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment and Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.
Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.
The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.
In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future

Page	38

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year.
In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated
based on the amount of time in each of the second and third years have passed. After three years, the agreement is terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price was determined using the Company’s price book, adjusted for the estimated current underlying market conditions.
On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. During the year ended December 31, 2020, approximately US$49.4 million of run of mine diamonds have been sold to Dunebridge under the agreement.
As at December 31, 2021, all of the original diamonds included in the US$49.4 million sold to Dunebridge have been re-sold
to third parties. Included in the diamond sales of $308,723 for the year ended December 31, 2021, is $10,399 of upside proceeds which has been realized and received related to this Dunebridge agreement.
On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and was
repayable on September 30, 2021 (Note 9). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.
On September 24, 2021, the Dunebridge RCF was extended to March 31, 2022 and an upfront 2% extension fee of US$500 was paid. The extension of the Dunebridge RCF was subject to the Term Facility (below) being repaid in full and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum. On September 29, 2021, the Company made a partial repayment of US$5 million, and in the fourth quarter of 2021, the Company fully repaid the Dunebridge
RCF for the remainder US$20 million. Subsequent to the year ended December 31, 2021, the Company drew US$5M from the Dunebridge RCF for funding operations.
On March 2
8
, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Note 20).

On

May

12,

2021,

the

Company,

with

Dunebridge

as

lender,

added

a

US$
33

million

Term

Facility

to

its

existing

US$
25
 million
Dunebridge

RCF, with first ranking lien terms as

described in Note 9. US$
31
 million was

ultimately advanced under the Term Facility. On June 30, 2021, the Company repaid US$
9
 million ahead of the reduction of size requirement to US$
22
 million on July 15, 2021. The Company also repaid a cash sweep amount of US$
2
 million in June 2021, and

Page	39

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

US$8.5 million in July 2021. On September 23, 2021, the Company had fully repaid the Term Facility, and in accordance with the Dunebridge RCF extension described above, was terminated.
Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2021, the Company’s share of the letters of credit issued were $44.1 million (2020 - $44.1 million).
During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the year ended December 31, 2021, the Company funded $10 million (2020 - $15 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet.
Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.
The balances as at December 31, 2021 and 2020 were as follows:

	December 31,	December 31,

	2021	2020

Payable De Beers Canada Inc. as the operator of the GK Mine*	$2,732	$2,789

Payable to De Beers Canada Inc. for interest on letters of credit	99	550

Revolving credit facility with Dunebridge Worldwide Ltd.**	-	31,813

Payable to key management personnel	67	158
*included	in accounts payable and accrued liabilities

**does	not include $318 of unamortized deferred transaction costs and issuance discount

Page	40

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The transactions for the years ended December 31, 2021 and 2020 were as follows:

	Year ended	Year ended

	December 31, 2021	December 31, 2020

The total of the transactions:

International Investment and Underwriting	$120	$23

Remuneration to key management personnel	3,329	1,875

Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	10,399	-

Diamonds sold to Dunebridge Worldwide Ltd.	-	66,671

Diamonds sold to De Beers Canada Inc.	10,338	12,610

Diamonds purchased from De Beers Canada Inc.	14,990	11,523

Finance costs incurred from De Beers Canada Inc.	135	198

Finance costs incurred from Dunebridge Worldwide Ltd.	5,882	852

Assets purchased from De Beers Canada Inc.	-	42

Management fee charged by the Operator of the GK Mine	4,763	4,368
The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2021 and 2020 were as follows:

	Year ended	Year ended

	December 31, 2021	December 31, 2020

Consulting fees, payroll, director fees, bonus and other short-term benefits	$2,982	$1,357

Share-based payments	467	541

	$3,449	$1,898
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive)
of the Company. In addition to the directors of the Company, key management personnel include the Chief Executive Officer (“CEO”) and Chief Financial Officer.

Page	41

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

17.	INCOME TAXES
Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2020 - 26.5%):

	December 31, 2021	December 31, 2020

Income (loss) before income taxes	$296,887	$(263,429)

	26.5%	26.5%

Tax expense calculated using statutory rates	78,676	(69,809)

Expenses not deductible (earnings not taxable)	926	(1,185)

Change in tax benefits not recognized	(79,602)	70,994

Deferred mining taxes	20,720	-

Deferred income tax expenses	$20,720	$-

Page	42

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Components of deferred tax assets and liabilities

	December 31, 2021	December 31, 2020

Deferred tax liabilities

Inventory	$(183)	$ (449)

Property, plant & equipment	(82,773)	(30)

Derivative assets and debt	(874)	(519)

Total deferred tax liabilities	(83,830)	(998)

Deferred tax asset-tax losses	63,110	998

Net deferred taxes	$ (20,720)	$ -

Unrecognized deferred tax assets
Deductible temporary differences for which deferred tax assets have not been recognized are attributable to the following:

	December 31, 2021	December 31, 2020

Property, plant and equipment	$-	$104,795

Decommissioning and restoration liability	94,839	71,923

Income tax benefit of deferred mining taxes	20,720	-

Capital losses	942	426

Non-capital losses, expiring 2034 to 2041	132,659	351,218

Share issuance cost	50	178

	$249,210	$528,540

The Company also has unrecognized deductible temporary differences of $90.4 million

(2020 -

$277.8 million) related to the Northwest Territories Mining Royalty.

18.	CAPITAL MANAGEMENT
The Company considers its capital structure to consist of debt, share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties and ongoing operations (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors, which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time

Page	43

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

, as well as the Dunebridge RCF terms (Note 10).
Management reviews its capital management approach on an ongoing basis.
The Company’s capital is summarized as follows:

	December 31,	December 31,

	2021	2020

Secured notes payable	$ 375,517	$ 374,706

Dunebridge revolving credit facility	-	31,813

Share capital	631,717	631,498

Share-based payments reserve	7,469	6,820

Deficit	(289,785)	(565,952)

	$ 724,918	$ 478,885

Page	44

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

19.	SEGMENTED REPORTING
The reportable operating segments are those operations for which operating results are reviewed by the CEO who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.
As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the Northwest Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.
As at and for the year ended December 31, 2021

	GK Mine	KNP	Total

Sales	$308,723	$-	$308,723

Cost of sales:

Production costs	140,099	-	140,099

Cost of acquired diamonds	15,723	-	15,723

Depreciation and depletion	39,173	-	39,173

Earnings from mine operations	113,728	-	113,728

Impairment reversal on property, plant and equipment	(240,593)	-	(240,593)

Exploration and evaluation expenses	604	4,943	5,547

Selling, general and administrative expenses	13,816	42	13,858

Operating income (loss)	339,901	(4,985)	334,916

Net finance expenses	(40,367)	(6)	(40,373)

Other income	-	143	143

Derivative losses	(67)	-	(67)

Foreign exchange gains	2,268	-	2,268

Net income (loss) before taxes	$301,735	$(4,848)	$296,887

Total assets	$705,465	$172,032	$877,497

Total liabilities	$523,397	$3,365	$526,762

Page	45

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at and for the year ended December 31, 2020

	GK Mine	KNP	Total

Sales	$ 226,993	$-	$ 226,993

Cost of sales:

Production costs	153,679	-	153,679

Cost of acquired diamonds	11,088	-	11,088

Depreciation and depletion	63,711	-	63,711

Loss from mine operations	(1,485)	-	(1,485)

Impairment loss on property, plant and equipment	217,366	-	217,366

Exploration and evaluation expenses	1,076	2,731	3,807

Selling, general and administrative expenses	13,110	43	13,153

Operating loss	(233,037)	(2,774)	(235,811)

Net finance expenses	(39,920)	(77)	(39,997)

Derivative gains	127	-	127

Foreign exchange gains	12,252	-	12,252

Net loss before taxes	$ (260,578)	$ (2,851)	$ (263,429)

Total assets	$ 424,272	$ 171,057	$ 595,329

Total liabilities	$ 519,074	$ 2,555	$521,629

20.	SUBSEQUENT EVENTS
Subsequent to the year ended December 31, 2021, the Company completed the US$50M credit facility
with Dunebridge Worldwide Ltd. bearing an interest rate of 8% per annum, paid semi-annually until December 2022. Following this date, the interest rate would be 2% above the margin on the second lien notes then outstanding. The maturity date of this credit facility
is December 15, 2027.
As a part of the new financing package, 41 million share warrants were issued at an exercise price of US$0.60975 per common share for an aggregate exercise price of approximately US$25,000 and expire on December 15, 2027.

Page	46

Management’s Discussion and Analysis
For the Year Ended December 31, 2021
TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2021

This Management’s Discussion and Analysis (“MD&A”) as of March 28, 2022 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2021 and for the years ended December 31, 2021 and 2020 The following MD&A has been approved by the Board of Directors.
The audited consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.
The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument
43-101
-
Standards of Disclosure for Mineral Properties (“NI
43-101”).

Page | 2

Additional information, related to the Company is available on SEDAR at
http://sedar.com/
and on EDGAR at
http://www.sec.gov/edgar.shtml.
HIGHLIGHTS

●
During the three months and year ended December 31, 2021, an impairment reversal on property, plant and equipment of $240,593 was recognized compared to an impairment loss on property, plant and equipment of $217,366 for the same periods in 2020. The impairment reversal was a result of an impairment test performed due to changes in market sentiment and long-term diamond prices.

●
Earnings from mine operations for the three months ended December 31, 2021, amounted to $31,664 compared to $22,823 for the same period in 2020. Earnings from mine operations for the year ended December 31, 2021, amounted to $113,728 compared to loss from mine operations of $1,485 for the same period in 2020.

●
Net income for the three months and year ended December 31, 2021, respectively, was $237,619 and $276,167 or $1.13 and $1.31 earnings per share (basic and diluted) compared to a net loss of $189,166 and $263,429 or $0.90 and $1.25 loss per share (basic and diluted) for the prior comparative periods. Adjusted EBITDA for these periods was $37,091 and $135,314 compared to $37,002 and $51,451 (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the
Non-IFRS
Measures section). Included in the net income for the three months and year ended December 31, 2021 is an impairment reversal of $240,593 compared to an impairment loss of $217,366 for the same periods in 2020.

●
Cash at December 31, 2021 was $25,000 with net working capital deficit of $275,691, reflecting secured notes payable, now categorized as current debt. Cash at December 31, 2020 was $35,152 with net working capital of $52,757.

●
In the fourth quarter of 2021, the Company sold 809,000 carats and recognized revenue of $85,144 at an average realized value of $105 per carat (US$84) compared to sales in the fourth quarter of 2020 totaling 957,000 carats and recognized revenue of $80,206 at an average realized value of $84 per carat (US$65). Revenue for the year ended December 31, 2021 totaled $298,325 (including direct sales of fancies and specials made to De Beers Canada Inc. and excluding the upside revenue from the Dunebridge Worldwide Ltd. “Dunebridge” Agreement) at an average realized value of $94 per carat (US$75) for 3,158,000 carats, compared to revenue for the year ended December 31, 2020 of $226,993 at an average realized value of $68 per carat (US$51) for 3,329,000 carats. The fourth quarter of 2021 revenue does not include any upside profit related to the Dunebridge diamonds (see below).

●
In the year ended December 31, 2021, all diamonds sold to Dunebridge in 2020 were sold by Dunebridge to third parties. Included in diamond sales of $308,723 for the year ended December 31, 2021, is $10,399 of upside proceeds related to this Dunebridge agreement (See related party transactions section below).

●
Cash costs of production, including capitalized stripping costs, for the three months ended December 31, 2021 were $111 per tonne of ore treated, and $60 per carat recovered compared to $116 per tonne of ore treated, and $56 per carat recovered for the same period in 2020. Cash costs of production, including capitalized stripping costs, for the year ended December 31, 2021 were $110 per tonne of ore treated, and $55 per carat recovered compared to $103 per tonne of ore treated and $51 per carat recovered for the same period in 2020 (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the
Non-IFRS
Measures section). The costs per tonne for the year ended December 31, 2021 compared to the same period last year have increased mainly due to the effect on tonnes processed from the ongoing impact of COVID-19 and the unplanned operational stand down in February. Also, the Company incurred increased waste stripping costs in the year ended December 31, 2021, compared to the same period in 2020 mainly due in part to the deferral of previously scheduled activities in 2020 as a result of COVID-19.

●
Mining of waste and ore combined in the 5034, Hearne and Tuzo open pits for the three months December 31, 2021 was approximately 2,598,000 tonnes, 3,500,000 tonnes and 4,715,000 tonnes, respectively, for a total of 10,813,000 tonnes. This represents a 10% increase in tonnes mined over the comparative period in 2020, driven by improved equipment and labour availability. Ore mined for the three months totaled 1,019,000 tonnes, with approximately 748,000 tonnes of ore stockpile available at period end. For the comparative three months ended December 31, 2020, ore mined totaled 840,000 tonnes, with approximately 269,000 tonnes of ore stockpile. Mining performance also improved sequentially relative to the prior quarter, benefitting from improved equipment and labour availability, due in part to fewer incidences of extreme weather.

Page | 3

●
Mining of waste and ore combined in the 5034, Hearne and Tuzo open pits for the year ended December 31, 2021 was approximately 13,895,000 tonnes, 11,174,000 tonnes and 10,378,000 tonnes, respectively, for a total of 35,447,000 tonnes. This represents a 1% decrease in tonnes mined over the comparative period in 2020, mainly due to the unplanned operational stand-down in February to limit the spread of
COVID-19.
Ore mined for the year ended December 31, 2021 totalled 3,561,000 tonnes, with approximately 748,000 tonnes of ore stockpile available at year end. For the comparative year ended December 31, 2020, ore mined totalled 3,287,000 tonnes, with approximately 269,000 tonnes of ore stockpile.

●
For the year ended December 31, 2021, the GK Mine treated approximately 3,083,000 tonnes of ore and recovered approximately 6,229,000 carats on a 100% basis for an average recovered grade of approximately 2.02 carats per tonne (“cpt”). For the comparative year ended December 31, 2020, the GK Mine treated approximately 3,246,000 tonnes of ore and recovered approximately 6,518,000 carats on a 100% basis for an average recovered grade of approximately 2.01 cpt.

The following table summarizes key operating highlights for the three months and year ended December 31, 2021 and 2020.

		Three months ended December 31, 2021	Three months ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2020
GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,019	840	3,561	3,287
*Waste tonnes mined	kilo tonnes	9,794	8,956	31,886	32,583
*Total tonnes mined	kilo tonnes	10,813	9,796	35,447	35,870
*Ore in stockpile	kilo tonnes	748	269	748	269
Processing
*Ore tonnes treated	kilo tonnes	814	736	3,083	3,246
*Average plant throughput	tonnes per day	8,848	8,270	8,447	8,869
*Average plant grade	carats per tonne	1.86	2.07	2.02	2.01
*Diamonds recovered	000’s carats	1,511	1,521	6,229	6,518
Approximate diamonds recovered - Mountain Province	000’s carats	740	745	3,052	3,194
Cash costs of production per tonne of ore, net of capitalized stripping**		$77	89	89	86
Cash costs of production per tonne of ore, including capitalized stripping**		$111	116	110	103
Cash costs of production per carat recovered, net of capitalized stripping**		$42	43	44	43
Cash costs of production per carat recovered, including capitalized stripping**		$60	56	55	51
Sales
Approximate diamonds sold - Mountain Province***	000’s carats	809	957	3,158	3,329
Average diamond sales price per carat	US	$84	$65	$75	$51
* at 100% interest in the GK Mine
**See
Non-IFRS
Measures Section
***Includes the sales directly to
De Beers for fancies and specials acquired by De Beers through the production split bidding process
COMPANY OVERVIEW
Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.
The Company’s primary assets are its 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP” or “Kennady North”). The Company predominantly sells it’s 49% share of diamond production in Antwerp, Belgium.

Page | 4

GAHCHO KUÉ DIAMOND MINE
Gahcho Kué Joint Venture Agreement
The GK Mine is in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 5,216 hectares held in trust by the Operator. The Project hosts four primary kimberlite bodies – 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.
The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with IFRS 11,
Joint Arrangements
. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.
Between 2014 and 2020, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. As at December 31, 2021, the Company’s share of the letters of credit issued were $44.1 million (2020 - $44.1 million).
During 2020, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2021, the Company funded $10 million (2020 - $15 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet.
Mining and Processing
For the three months and year ended December 31, 2021, on a 100% basis, a total of 10.8 million and 35.4 million tonnes of waste and ore respectively was extracted from the 5034, Hearne and Tuzo open pits. Mining efficiency was negatively affected because of the unplanned operational stand-down in February due to measures taken to limit the spread of
COVID-19
at Gahcho Kué. For the three months and year ended December 31, 2020, a total of 9.8 million and 35.9 million tonnes of waste and ore respectively was extracted from the 5034 and Hearne open pits.
Total ore tonnes mined in the three months and year ended December 31, 2021 were 1,019,000 tonnes and 3,561,000 tonnes compared to 840,000 tonnes and 3,287,000 for the same periods in 2020. The total ore tonnes mined for the year ended December 31, 2021 were higher than the comparative period as a result of targeted equipment availability improvements, and improved labour availability.
For the three months and year ended December 31, 2021, 814,000 tonnes and 3,083,000 tonnes of kimberlite ore were treated, with 1,511,000 carats and 6,229,000 carats (100% basis) recovered, at a grade of 1.86 carats per tonne and 2.02 carats per tonne respectively. For the three months and year ended December 31, 2020, 736,000 tonnes and 3,246,000 tonnes of kimberlite ore were treated, with 1,521,000 carats and 6,518,000 carats recovered, at a grade of 2.07 carats per tonne and 2.01 carats per tonne respectively. The grade for Q4 2021 was lower than Q4 2020 as a result of mine sequencing.
The plant treated 814,000 tonnes and recovered over 1,511,000 carats in Q4 2021, 1% lower than the same period last year.
At December 31, 2021, the GK Mine had 541,269 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 497,205 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 675,062 carats in inventory.

Page | 5

Diamond Sales
After five successful years of sales, the Gahcho Kué diamonds are firmly established in the rough diamond market. The Gahcho Kué ore bodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.
The Company’s diamonds have established a strong market and customer base. Except for some industrial, non-gem
quality diamonds, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China. Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early-stage development of a diamond marketing brand. Although somewhat delayed by the
COVID-19
pandemic, the brand will promote the unique attributes of our diamonds and support demand through their distribution channels, with potential to reach the consumer level.
Given the variety across the Gahcho Kué rough diamond profile and the variability of the mining plan through the year, the mix of diamond categories may differ from sale to sale. Each sale’s results can and do vary.
The Company undertook two sales in Antwerp, Belgium during the fourth quarter of 2021. Most of the Company’s revenue is derived from open market sales, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the year ended December 31, 2021 was US$75 per carat. The average realized value per carat for all sales held for the year ended December 31, 2020 was US$51 per carat.
The following chart summarizes the sales for the trailing eight quarters:

Page | 6

The following table summarizes the results of sales in 2021:

	000’s of carats sold	Revenue (US$ 000’s)	Revenue/ carat (US$)
Q1	603	$42,725	$71
Q2	719	$52,570	$73
Q3	1,027	$74,094	$72
Q4	809	$67,623	$84
Total	3,158	$237,012	$75
The following table summarizes the results for sales in 2020:

	000’s of carats sold	Revenue (US$ 000’s)	Revenue/ carat (US$)
Q1	659	$49,220	$75
Q2	757	$25,003	$33
Q3	956	$35,309	$37
Q4	957	$61,746	$65
Total	3,329	$171,278	$51
In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of its run of mine diamonds (below 10.8 carats) to Dunebridge at prevailing market price at the time of each sale. The transaction also allowed the Company to participate, after fees and expenses, in a portion of any increase in the value of the diamonds realized by Dunebridge upon the future sale of the diamonds to third parties. During the year ended December 31, 2021, all of the original diamonds sold to Dunebridge in 2020 have been sold by Dunebridge to third parties. Included in the diamond sales of $308,723 for the year ended December 31, 2021, is $10,399 of upside proceeds related to this Dunebridge agreement. This $10,399 is not included in the US$237,012 gross proceeds above for total 2021 sales.
Gahcho Kué Capital Program
During the year ended December 31, 2021, stay in business capital items included generator upgrades and repairs, a new haul truck under construction and investments in other general infrastructure. All capital additions in the period are considered sustaining capital expenditure, and were largely on budget. Stay in business capital does not include capital waste stripping. Sustaining capital expenditure is a non IFRS measure and is defined as those expenditures required to sustain the current operation.
2022 Production Outlook
The Company is providing production and cost guidance for 2022, as described below (all figures reported on a 100% basis).

•	35 – 40 million total tonnes mined (ore and waste)
•	3.75 – 4.30 million ore tonnes mined
•	3.35 – 3.60 million ore tonnes treated
•	6.2 – 6.4 million carats recovered
•	Production costs of $131—$137 per tonne treated
•	Production costs of $71 – $76 per carat recovered
•	Sustaining Capital Expenditure of approximately $11 million

Page | 7

Diamond Outlook
The diamond industry’s outlook for 2022 is positive. Global rough diamond output remained steady in 2021 with major producers reporting low inventories. Rough prices across all product segments strengthened through the year as demand exceeded supply. Demand for lower price-point rough, notably small, brown, and cheaper white assortments, rose in H2 2021 as manufacturers of these goods sought replacement supply for the high-volume Argyle goods from the Argyle mine. Demand for rough on the open market was very high by year’s end as major producers streamlined their distribution models and customer portfolios for 2022. The Company experienced strong demand in the market for its unique profile Canadian origin diamonds in the first two sales of 2022 with an overall average of $167 per carat (US$132).
Polished manufacturers ended the year with factories operating at full capacity. Many anticipate retailers will re-stock
quickly and early in the new year after strong holiday retail sales. Polished diamond prices increased through 2021.
Socially responsible and ethical supply are growing considerations for diamond consumers, with many prepared to pay a premium for demonstrable proof of a sustainably sourced diamond. This desire has accelerated in recent years and is now evident in all major markets, particularly in the key demographics of educated, higher income millennials and younger consumers.
Consumer demand for diamond jewellery is expected to remain strong as the pandemic continues to impact consumers’ spending on travel and experiential luxury. The strength of jewellery retail, particularly in the US and China, continues to generate positive momentum for polished and rough diamonds.
Demand for diamond jewellery containing smaller, lower quality and brown diamonds has increased markedly with US consumers. This preference aligns well with the production profile of Gahcho Kué diamonds and gives confidence to the sustainability of price growth seen in 2021.
GAHCHO KUÉ EXPLORATION
The Gahcho Kué Joint Venture with De Beers Canada covers 5,216 hectares of mining leases that includes the Gahcho Kué Mine. Exploration within the GKJV is focused on near-mine and brownfield discoveries that can extend the life of the mine. In early 2020 a geophysical program prioritized 13 targets, of which eight were selected for drill-testing. Targets 1,3,10, 8 and 12 have been drill-tested with no significant kimberlite intersected. Targets 6 and 7 were eliminated from drilling based on follow-up
ground geophysics. Target #4 remains to be tested and will be drilled in Q2 of 2022.
In early 2021 a
desk-top
study of structural features was combined with 3D differential modeling of susceptibility, gravity and conductivity data to generate additional target areas over the GKJV leases. The Western Target areas located
2-3
kilometers west and northwest of the known kimberlites are scheduled for ground geophysics in early 2022. Drilling is planned for early 2022 if the geophysical results are positive.
In November 2021 an unknown extension of kimberlite was exposed in the northwest face of the Hearne open pit. Drilling and ground geophysics will be undertaken in early 2022 to assess the subsurface limits of the Hearne

Page | 8

northwest extension. The map image below shows the location of Target #4, the Western Targets, and the Hearne northwest extension study area.

Additional resource expansion work on the Gahcho Kué Joint Venture included the collection of focused mining samples from the Northeast facies of the 5034 kimberlite. The samples were collected in order to develop a higher confidence in the extrapolation of value to the deeper extension of the Northeast facies (‘NEX’). Three samples were collected in the latter half of 2021 with a total processed weight of 49,186 tonnes and a diamond recovery of roughly 101,515 carats.
KENNADY NORTH PROJECT EXPLORATION
The Kennady North Project includes 22 federal leases and 97 claims covering an area of over 107,000 hectares that surround the Gahcho Kué Mine on all sides. Kennady North has five known kimberlites; Kelvin, Faraday 2, Faraday
1-3,
MZ, and Doyle. Significant diamond sampling and drilling programs between 2014 and 2018 resulted in the estimation of resources for the Kelvin and Faraday bodies.
The Project was expanded with staking of the eastern claims in early 2020. In October 2021, three strategic claims were staked. The claim, lease, and kimberlite locations relative to Gahcho Kué are shown in the map image below.

Page | 9

A detailed glacial geology study was completed on the eastern claims. The study incorporated field mapping and remote imagery data to identify glacial materials that are most amenable for recovery of kimberlite indicator minerals (KIM), and for tracking those KIM back to a primary source. Summer 2021 till sampling on the eastern was also conducted with 327 samples being collected under guidance from glacial geology study. An additional 298 till samples were also collected from the western Kennady claims. A minerals incentive program (MIP) award was received from the Government of Northwest Territories to help offset exploration costs on the eastern claims.
A new geophysical tool developed by Aurora Geoscience (Yellowknife, NT) was used to survey a large area of interest between the Kelvin and Faraday kimberlites in winter 2021. The Aurora Rapid Reactance Tomography system (ARRT) instrument provides greater resolution and depth resistivity data over potential kimberlite targets. Two anomalous areas of interest were identified near the Faraday kimberlites, referred to as the North and the South Anomaly (NA and SA on the map image below). A minerals incentive program (MIP) award was also received from the Government of Northwest Territories to support the drilling of these anomalies.
An
in-house
exploration workshop was held in December and reviewed the 38 target areas of interest (‘AOI’) that were identified in a glacial geology and kimberlite indicator study conducted in 2018. Eight of the AOI were selected for follow-up
ground geophysics (including ARRT) with drilling planned for winter 2022. At a second in-house

Page | 10

workshop several historical geophysical anomalies were reviewed with six AOI selected for follow-up
drilling in winter 2022. Locations for the AOI selected at these two workshops are shown in the map image below.

Successful environmental programs included
under-ice
water quality and fish habitat data sampling, the collection of historical drill samples for geochemical analysis of host rock, breeding bird and waterfowl surveys, and open-water fish, water quality, and hydrological monitoring. Baseline soil and vegetation sampling was also conducted. In the latter part of the year, environmental baseline data studies focused on the static and kinetic geochemical analysis of kimberlite and country rock. Engagement with local indigenous communities was undertaken to support the extension of the Advanced Exploration Permit for the project.
The Kennady assets include both an Indicated Resource for the Kelvin kimberlite and Inferred Resources for the Faraday kimberlites. Geological model domains for the Kelvin, Faraday 2 and Faraday
1-3
kimberlites were adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI
43-101
Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the
NI43-101
Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available on SEDAR and on the Company website. Details for the estimated resources are provided in the table below.
Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019
NI43-101
Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75

(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

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RESULTS OF OPERATIONS
The Company, as discussed above, held eight diamond sales during the year ended December 31, 2021.
SELECTED ANNUAL INFORMATION

	December 31	December 31	December 31
Expressed in thousands of Canadian dollars	2021	2020	2019
	$	$	$
Sales	308,723	226,993	276,334
Earnings (loss) from mine operations	113,728	(1,485)	24,843
Impairment reversal (loss) on property, plant and equipment	240,593	(217,366)	(115,753)
Operating (loss) income	334,916	(235,811)	(112,852)
Net Income (loss) for the year	276,167	(263,429)	(128,758)
Basic and diluted earnings (loss) per share	1.31	(1.25)	(0.61)
Cash flow provided by operating activities	112,578	51,748	79,359
Cash flow provided by (used in) investing activities	(53,743)	(53,686)	(27,574)
Cash flow provided by (used in) financing activities	(69,794)	2,009	(47,479)
Balance Sheet
Total assets	877,497	595,329	822,695
Total financial liabilities	526,726	521,629	486,549
Total cash dividends declared per common share	-	-	-
In the year ended December 31, 2021, diamond sales related to 3,158,000 carats sold for $298,325 (US$237,012), compared to 3,329,000 carats sold for $226,993 (US$171,278) and to 3,284,000 carats sold for $276,334 (US$208,246) for the same periods in 2020 and 2019, respectively. In the year ended December 31, 2021, all of the original diamonds sold to Dunebridge in 2020 have been sold by Dunebridge to third parties. Included in the diamond sales of $308,723 for the year ended December 31, 2021, is $10,399 of upside proceeds related to this Dunebridge agreement (Financial Statements Note 16). During year ended December 31, 2021, the Company benefited from higher realized diamond prices, and was able to experience a recovery from the Covid 19 lows. These factors resulted in operating income during year ended December 31, 2021, compared to significant operating losses in years ended December 31, 2020 and 2019. Net income (loss) is also affected by unrealized foreign exchange gains (losses) from period-to-period
on our US$ denominated debt. The higher realized prices of diamonds also contributed to higher operating cash flow reported for 2021 compared to years of 2020 and 2019. Cash flow from investing activities mainly represent the capital expenditure and development costs spent on the GK Mine, which were all largely in line with budgeted expectations. Cash flow from financing activities have significantly decreased during 2021, because of the full repayment of the Dunebridge RCF and the interest charges in line with prior years.
Overall total assets have increased in 2021 compared to 2020, the main reason of decrease of assets during 2020 is related to the impairment losses on property, plant and equipment.
SUMMARY OF FULL YEAR 2021 FINANCIAL RESULTS
Year ended December 31, 2021, compared to the year ended December 31, 2020, expressed in thousands of Canadian dollars.
For the year ended December 31, 2021, the Company recorded net income of $276,167 or $1.31 earnings per share compared to $263,429 net loss or $1.25 loss per share for the same period in 2020. A significant difference was reported in earnings from mine operations of $113,728 in the year ended December 31, 2021, compared to loss

Page | 12

from mine operations of $1,485 for the same period in 2020. Furthermore, the significant net income for the year ended December 31, 2021 was due to the impairment reversal of $240,593 on property, plant and equipment compared to an impairment loss on property, plant and equipment of $217,366 in the year ended December 31, 2020.
Earnings (loss) from mine operations
Earnings from mine operations for the year ended December 31, 2021 were $113,728, compared to loss from mine operations of $1,485 for the same period in 2020. For the year ended December 31, 2021, diamond sales of 3,158,000 carats generated $298,325 (US$237,012), or approximately $94 per carat sold, compared to 3,329,000 carats for $226,993 (US$298,325), or approximately $68 per carat sold, for the same period in 2020. During the year ended December 31, 2021, the Company benefited from higher realized prices compared to the
COVID-19
impacted lows during 2020. A significant amount of these sale (17%) was made to Dunebridge in 2020, (Financial Statements Note 16). The significantly lower prices realized in 2020 were affected by the overall sentiment and demand and the rough diamond market because of the
COVID-19
pandemic, primarily hitting price from March to September 2020, but with a significant recovery observed in the final quarter of 2020.
For the year ended December 31, 2021, production costs (net of capitalized stripping costs) related to diamonds sold were $140,099; depreciation and depletion charges on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2021 were $39,173; and the cost of acquired diamonds for the year ended December 31, 2021 was $15,723, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production of $194,995, equates to a per carat cost of approximately $62 per carat sold. Resultant earnings from mine operations were $113,728. For the year ended December 31, 2020, production costs (net of capitalized stripping costs) related to diamonds sold were $153,679; depreciation and depletion charges on the GK Mine commissioned assets were $63,711; and the cost of acquired was $11,088, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production cost of $228,478, equates to a per carat cost of approximately $69 per carat sold. Resultant loss from mine operations were $1,485. The decrease in production costs for the year ended December 31, 2021, over the same period in 2020, is mainly due to the lower depreciation and depletion on the GK mine commissioned assets, as an impairment charge was taken at December 31, 2020, hence resulting in a lower net book value being depreciated in 2021, therefore a lower depreciation and depletion amount per carat sold. The production costs related to diamonds sold were consistent from 2021 compared to 2020.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2021 were $13,858 compared to $13,153 for the same period in 2020. The slight increase in overall selling, general and administrative costs is mainly attributed to the increase of consulting fees and payroll, which are partially offset by the reduction of professional fees and investor fees. The consulting fees and payroll costs increased during 2021, because of bonus payments to management, which were significantly reduced or eliminated during 2020, and the payout for the former CEO of the Company during the fourth quarter of 2021. Professional fees have decreased during 2021, due to lower legal and professional fees related to Dunebridge sales agreement (Financial Statements Note 16) and revolving credit facility amendments which were completed during 2020. The significant expenses included in selling, general and administrative for the year ended December 31, 2021 were $5,259 related to selling and marketing, $3,535 for consulting fee and payroll, $1,994 related to professional fees, $998 related to office administration and $868 related to share-based payment expense.
Exploration and evaluation expenses
Exploration and evaluation expenses for the year ended December 31, 2021, were $5,547, compared to $3,807 for the same period in 2020. Exploration and evaluation expenses have increased for the year ended December 31, 2021 compared to the same period in 2020, as targeted exploration activities resumed in 2021, after having been curtailed in 2020 in order to conserve cash due to the
COVID-19
situation. Of the $5,547 total exploration and evaluation expenses incurred in the year ended December 31, 2021, $604 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $4,943 related to those spent on the KNP. Of the $3,807 total exploration and evaluation expenses incurred in the year ended December 31, 2020, $1,076

Page | 13

related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $2,731 related to those spent on the KNP.
Net finance expenses
Net finance expenses for the year ended December 31, 2021 were $40,373 compared to $39,997 for the same period in 2020. Included in these amounts for the year ended December 31, 2021 were $39,865 relating to finance costs, $710 relating to accretion expense on decommissioning liability and $202 relating to interest income. Included in these amounts for the year ended December 31, 2020 were $39,115 relating to finance costs, $1,052 relating to accretion expense on decommissioning liability and $170 relating to interest income. Finance costs have slightly increased by $754 for the year ended December 31, 2021 compared to 2020 mainly due the additional interest expense incurred on the US$25 million drawdown from the Dunebridge RCF and the Dunebridge Term Facility. This increase was partially offset by the decrease in the expense related to accretion by $343
Foreign exchange gains
Foreign exchange gains for the year ended December 31, 2021 were $2,268 compared to $12,252 for the same period in 2020. The foreign exchange gains for the year ended December 31, 2021 were a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the year end. The majority of the foreign exchange gains for the year ended December 31, 2021 relates to the unrealized gains associated with the translation of the U.S. dollar based secured notes payable, which is not closely tied to operational metrics. At December 31, 2021, the spot exchange rate was $1.2637/US$1 compared to $1.2725/US$1 at December 31, 2020 and $1.2978/US$1 at December 31, 2019. The foreign exchange gains for the year ended December 31, 2020 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the year end.
Deferred income taxes
Deferred income taxes for the year ended December 31, 2021 were $20,720 compared to Nil for the same period in 2020. For the year ended December 31, 2021, deferred income taxes were recognized as a result of the impairment reversal for which the value of the property, plant and equipment exceeded the mining royalty tax pools available to the Company.
SUMMARY OF QUARTERLY RESULTS
Table 1
-
Quarterly Financial Data
Expressed in thousands of Canadian dollars

			Three months ended
		December 31 2021	September 30 2021	June 30 2021	March 31 2021

Earnings and Cash Flow
Number of sales		2	2	2	2
Sales	$	85,144	94,208	75,147	54,224
Impairment reversal on property, plant and equipment	$	240,593	-	-	-
Operating income	$	265,491	30,137	28,756	10,532
Net income for the period	$	237,619	8,764	22,472	7,312
Basic and diluted earnings per share	$	1.13	0.04	0.11	0.03
Adjusted EBITDA*	$	37,091	41,171	37,874	19,178
Cash flow provided by (used in) operating activities	$	48,012	51,905	22,465	(9,804)
Cash flow provided by (used in) investing activities	$	(26,476)	(8,849)	(7,803)	(10,615)
Cash flow provided by (used in) financing activities	$	(41,014)	(33,545)	5,471	(706)
Balance Sheet
Total assets	$	877,497	624,288	632,728	613,723
* Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the
Non-IFRS
Measures section.

Page | 14

			Three months ended
		December 31 2020	September 30 2020	June 30 2020	March 31 2020

Earnings and Cash Flow
Number of sales		2	3	1	2
Sales	$	80,206	47,337	34,020	65,430
Impairment loss on property, plant and equipment	$	(217,366)	-	-	-
Operating (loss) income	$	(198,643)	(5,712)	(38,958)	7,502
Net loss for the period	$	(189,166)	(6,532)	(26,762)	(40,969)
Basic and diluted loss per share	$	(0.90)	(0.03)	(0.13)	(0.19)
Adjusted EBITDA*	$	37,220	15,300	(23,894)	22,825
Cash flow provided by (used in) operating activities	$	51,396	21,117	(21,941)	1,176
Cash flow provided by (used in) investing activities	$	(22,302)	(15,766)	(10,452)	(5,166)
Cash flow provided by (used in) financing activities	$	(16,531)	1,427	17,462	(349)
Balance Sheet
Total assets	$	595,329	793,919	795,789	842,332
*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the
Non-IFRS
Measures section.
The Company typically holds between eight to ten sales per year in Antwerp, Belgium, and had typically alternated between two and three sales per quarter since the start of commercial production. The
COVID-19
pandemic caused a significant postponement and altering of the regular sales schedule in 2020 and 2021.
During the three months ended December 31, 2021, the Company sold 809,000 carats and recognized revenue of $85,144 at an average realized value of $94 per carat (US$84) over two sales in Antwerp, Belgium. Before considering the effects of the impairment reversal on property plant and equipment in the three months ended December 31, 2021, the operating income was $24,898 (not defined under IFRS and may not be comparable to similar measures presented by other issuers).
During the three months ended September 30, 2021, the Company sold 1,027,000 carats and recognized revenue of $94,208 at an average realized value of $92 per carat (US$72) over two sales in Antwerp, Belgium. The Company had operating income of $30,137.
During the three months ended June 30, 2021, the Company held two formal sales in Antwerp, Belgium resulting in the sale of 719,000 carats and recognized revenue of $64,748 at an average realized value of $90 per carat (US$73). This total does not include any upside profit related to the Dunebridge diamonds. During the three months ended June 30, 2021, all of the original diamonds sold to Dunebridge in 2020 have been sold by Dunebridge to third parties. Included in the diamond sales of $75,147 for the three months ended June 30, 2021, is $10,399 of upside proceeds related to the Dunebridge agreement (See related party transactions section below). The Company had operating income of $28,756.
During the three months ended March 31, 2021, the Company held two formal sales in Antwerp, Belgium resulting in the Company selling 603,000 carats and recognized revenue of $54,224 at an average realized value of $90 per carat (US$71). The Company had operating income of $10,532.
During the three months ended December 31, 2020, the Company held two formal sales in Antwerp, Belgium including, on October 30, 2020, its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat). Before considering the effects of the impairment loss on property plant and equipment in the three months ended December 31, 2020, the operating income was $18,723.

Page | 15

During the three months ended September 30, 2020, the Company held one formal sale in Antwerp, and completed two sales to Dunebridge at a time when the lingering effects of
COVID-19
continued to put pressure across the diamond industry.
During the three months ended June 30, 2020, the Company was not able to carry out its formal sales process in Antwerp, due to the
COVID-19
pandemic, and as a result completed one sale to Dunebridge (see financial statement note 16). Due to the pandemic, the demand for diamonds had been significantly reduced in the period, and the Company’s average realized sales price was much lower than previous quarters, resulting in a loss from mine operations, and operating and net loss.
For the three months ended March 31, 2020, the Company began to experience the impact of the global pandemic of
COVID-19
and in March halted the previously scheduled sale that was in progress. Despite the third sale not being completed, the Company experienced strong sales and operating income for the three months ended March 31, 2020.
SUMMARY OF FOURTH QUARTER FINANCIAL RESULTS
Three months ended December 31, 2021 compared to the three months ended December 31, 2020, expressed in thousands of Canadian dollars.
For the three months ended December 31, 2021, the Company recorded a net income of $237,619 or $1.13 earnings per share compared to a net loss of $189,166 or $0.90 loss per share for the same period in 2020. The significant increase in the net income from the three months ended December 31, 2021 compared to the same period in 2020, is largely attributed to higher realized diamond price in 2021 and the impairment reversal on property, plant and equipment of $240,593 compared to an impairment loss on property, plant and equipment of $217,366 incurred by the Company during the fourth quarter in 2020.
Earnings (loss) from mine operations
Earnings from mine operations for the three months ended December 31, 2021, were $31,664 compared to earnings from mine operations of $22,823 for the same period in 2020. For the three months ended December 31, 2021, the Company sold 809,000 carats for proceeds of $85,144 with diamond sales value per carat of US$84 (three months ended December 31, 2020 – 957,000 carats for $80,206 at US$65 per carat). The prices realized in the last quarter of 2021 exemplify improved sentiment and demand in the rough diamond market recovering from the peak of the
COVID-19
pandemic effects.
Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2021 were $38,025; depreciation and depletion on the GK Mine commissioned assets related to the three months ended December 31, 2021, were $10,326; and the cost of acquired diamonds for the three months ended December 31, 2021 were $5,129, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations for the three months ended December 31, 2021 were $31,664. Included in production costs, for the three months ended December 31, 2021 are the Company’s 49% costs specifically arising related to
COVID-19
of $1.45 million. Production costs (net of capitalized stripping costs) related to the three months ended December 31, 2020 were $36,552 and; depreciation and depletion on the GK Mine commissioned assets related to the three months ended December 31, 2020 were $16,229; and the cost of acquired diamonds for the three months ended December 31, 2020 were $4,602. The production costs for the three months ended December 31, 2021, over the same period in 2020, are lower due to lower depreciation and depletion in 2021 because of the impairment charge in 2020.
Selling, general and administrative expenses
Selling, general and administrative expenses for the three months ended December 31, 2021, were $5,467 compared to $3,474 for the same period in 2020. The main expenses included in these amounts for the three months ended December 31, 2021 were $2,032 relating to selling and marketing, $2,180 related to consulting fees and payroll,

Page | 16

$420 related to professional fees and $279 relating to office and administration. The main expenses included in these amounts for the three months ended December 31, 2020 were $2,003 relating to selling and marketing, $596 related to consulting fees and payroll, $142 relating to share-based payment expenses, and $94 related to professional fees. The increase in overall selling, general and administrative costs for the year ended December 31, 2021, compared to the same period in 2020, can mainly be attributed to an increase in consulting and payroll fees. The increase to the consulting fees and payroll is mainly related to payment of bonuses during 2021 to management, along with a payout to the former CEO of the Company.
Exploration and evaluation expenses
Exploration and evaluation expenses for the three months ended December 31, 2021, were $1,299 compared to $626 for the same period in 2020. Exploration and evaluation expenses have increased for the three months ended December 31, 2021 compared to the same period in 2020 as the
COVID-19
pandemic exploration activities were curtailed in order to conserve cash. As a result of some of the resumption of exploration activities, the three months ended December 31, 2021, had an increase of these costs. Of the $1,299 total exploration and evaluation expenses incurred in the three months ended December 31, 2021, $278 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $1,021 related to those spent on the KNP. Of the $626 total exploration and evaluation expenses incurred in the three months ended December 31, 2020, $249 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $377 related to those spent on the KNP.
Net finance expenses
Net finance expenses for the three months ended December 31, 2021, were $9,254 compared to $9,297 for the same period in 2020. Included in the amount for the three months ended December 31, 2021, were $9,077 relating to finance costs, $236 relating to accretion expense on decommissioning liability and $59 relating to interest income. Included in the amount for the three months ended December 31, 2020, were $9,151 relating to finance costs, $173 relating to accretion expense on decommissioning liability and $27 relating to interest income. Finance costs were higher for the three-month periods ended December 31, 2021, compared to the same period in 2020, related to the additional financing costs and interest incurred on the Dunebridge RCF and Term Facility, which was first drawn on May 17, 2021.
Foreign exchange gains
Foreign exchange gains for the three months ended December 31, 2021, were $1,865 compared to $18,597 for the three months ended December 31, 2020. The foreign exchange gains for the three months ended December 31, 2021 were mainly a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable, net o US dollar cash balances. The spot rate on December 31, 2021 was $1.2637/US$1 compared to $1.2680/US$1.
Deferred income taxes
Deferred income taxes for the three months ended December 31, 2021 were $20,720 compared to Nil for the same period in 2020. For the three months ended December 31, 2021, deferred income taxes were recognized as a result of the impairment reversal for which the value of the property, plant and equipment exceeded the mining royalty tax pools available to the Company.
INCOME AND MINING TAXES
The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.
No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.
The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the outcome of these matters.

Page | 17

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.
FINANCIAL POSITION AND LIQUIDITY
The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility. In December 2017, the Company terminated its project lending facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into a US$50 million first lien revolving credit facility (“RCF”) with Scotiabank and Nedbank Ltd. During the second quarter of 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by
COVID-19.
The RCF was subject to several financial covenants, which were breached and for which a waiver was obtained as at July 3, 2020.
On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million was advanced to the Company.
On September 30, 2020, the Company entered a senior secured revolving credit facility with Dunebridge (“Dunebridge RCF”) (Financial Statements Note 9 and 16) for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carried an interest rate of 5% per annum, and was repayable on September 30, 2021, and was fully repaid during the year ended December 31, 2021. Interest was payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020.
The Dunebridge RCF also requires that no further indebtedness be entered into, and no new agreements related to the sale of diamonds occur without prior written approval from Dunebridge.
Permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances
outstanding does not exceed US$10 million.
On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million term loan facility to its existing US$25 million Dunebridge RCF, with first ranking lien terms. The Dunebridge Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility will reduce in size to a maximum of US$22 million on July 15, 2021 and mature on December 31, 2021. On May 17, 2021, a US$23 million advance was drawn by the Company, followed by a US$8 million draw in June 2021. The terms of the Dunebridge RCF were unchanged as a result of the amendment. The Term Facility is subject to certain cash sweep requirements, when the following month’s weekly ending projected cash is above US$2 million. This cash sweep is calculated 5 business days after each sale takes place in Antwerp, Belgium. Any cash sweep repayments are not subject to further drawdown fees, if the amount needs to be re-drawn,
therefore the cash sweep portion is revolving.
On September 24, 2021, the Dunebridge RCF was extended with the same restrictive covenants described above. The repayment date was extended to March 31, 2022, and an upfront 2% extension fee of US$500,000 was paid. The extension of the Dunebridge RCF was subject to the Dunebridge Term Facility being fully repaid, and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum. On September 29, 2021, the Company

Page | 18

made a partial repayment of US$5 million, and in the last quarter of 2021, the Company fully repaid the Dunebridge RCF.
On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million. On September 23, 2021, the Company had fully repaid the Dunebridge Term Facility, and in accordance with the Dunebridge RCF extension described above, was terminated.
These consolidated financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.
As of December 31, 2021, the Company faces various liquidity challenges as a result of liabilities with maturity dates through December 2022, short-term financial liquidity needs to fund GK operations and the uncertainty of future cash flows from the GK operations, specifically related to the diamond pricing environment (due to fluctuations in the price per carat over the last 2 years) and also as a result of any future impacts of COVID-19. The liabilities with approaching maturity dates in fiscal 2022 include the revolving credit facility (“RCF”) with Dunebridge Worldwide Ltd. (“Dunebridge”) (Financial Statements Note 10 and 16) which matures on March 31, 2022 and the Senior Secured Notes which mature on December 15, 2022 with a principal amount outstanding of $379,034. The Company does not currently have sufficient cash flows expected from operations available to discharge the Senior Secured Notes amount when they come due. The Company will need to obtain additional financing in the future and/or seek to renegotiate with the holders of the Senior Secured Notes to extend the maturity dates or amend the underlying payment terms. However, there is no guarantee that such financing will be available, or at terms acceptable to the Company, or that holders of the Senior Secured Notes would be willing to renegotiate the amounts in a manner necessary to enable the Company to satisfy its obligations.
On March 28, 2022, the Company executed a US$50 million credit facility with Dunebridge, which will be secured on a subordinated basis to the Company’s existing debt, together with the issuance of warrants to purchase an aggregate of 41,000,000 common shares of the Corporation. This credit facility will assist in providing additional cash flows for funding operational and other costs as well as repay any portion drawn on the Dunebridge RCF on maturity.
The above conditions related to the Company’s revolving credit facility, Senior Secured Notes, and short-term and long-term operational financing needs represent material uncertainties that result in substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.
Failure to meet the obligations for cash calls to fund the Company’s share of expenditures at the GK Mine may lead to De Beers Canada Inc. enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.
Cash flows provided by operating activities, including changes in non-cash
working capital for the three months and year ended December 31, 2021, were $48,012 and $112,578 compared to cash flows provided of $51,396 and $51,748 for the same periods in 2020. The cash generated from the operating activities for the year ended December 31, 2021 was significantly higher compared to the same period in 2020 as a result of the strong earnings from mine operations. The increased cash flows provided by operating activities are also as a result of the inclusion of the $10,399 of upside proceeds related to the Dunebridge sales agreement (See related party transactions section below).
Cash flows used in investing activities for the three months and year ended December 31, 2021, were $26,476 and $53,743 compared to $22,302 and $53,686 for the same periods in 2020. For the three months and year ended December 31, 2021, the outflows for the purchase of property, plant and equipment were $16,494 and $43,820

Page | 19

compared to $12,313 and $38,837 for the same periods in 2020. For the three months and year ended December 31, 2021, the outflow for restricted cash was $10,041 and $10,125, which relates to the reclamation funding and interest earned on the decommissioning fund of the GK Mine. For the three months and year ended December 31, 2021, the amount of cash used in the acquisition of property, plant and equipment and restricted cash was offset by $59 and $202 of interest income, compared to $27 and $170 for the same periods in 2020. The increase of cash used in investing activities during the year ended December 31, 2021, compared to the same period in 2020, can be attributed to the increased stripping activity in the current period.
Cash flows used in financing activities for the three months and year ended December 31, 2021, were $41,014 and $69,794 compared to cash flows provided of $1,427 and cash flows used of $2,009 for the same periods in 2020. Cash flows used in financing activities for the three months and year ended December 31, 2021, relate to the cash provided by the Dunebridge Term Facility, offset by the full repayment of Dunebridge Term Facility and Dunebridge RCF, the payment of lease liabilities and the payment of interest on the secured notes payable. The payments of Dunebridge RCF and Dunebridge Term Facility have resulted in higher cash outflows compared to the third and second quarter of 2021. Cash flows provided by financing activities for the three months and year ended December 31, 2020 related to the inflow from the US$25 million drawdown of the RCF ($35,093 Canadian dollar equivalent) offset by interest and stand-by charges on the RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable.
OFF-BALANCE
SHEET ARRANGEMENTS
The Company has no
off-balance
sheet arrangements.
FINANCIAL INSTRUMENT RISKS
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $877 and $797 as at December 31, 2021 and 2020, respectively, were collected.
On December 31, 2021 and 2020, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.
All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $722 (2020 - $604).
The Company’s current policy is to hold excess cash in bank accounts.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient

Page | 20

liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. To achieve this, the Company relies on regular sales throughout the year, generally nine or ten tender sales, in addition to occasional sales of fancies and special diamonds to De Beers, in order to fund ongoing operations.
Being able to maintain positive cash flows from operations and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity, all of which are subject to the effects of the ongoing
COVID-19
pandemic.
As at December 31, 2021, the Company has a current obligation for US$299.9 million or $379 million Canadian dollar equivalent (2020 – US$299.9 million or $381.7 Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine. The Dunebridge RCF is granted first priority, if amounts are drawn. Failure to meet the obligations of the secured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine. Subsequent to the year ended December 31, 2021, the Company executed a credit facility with Dunebride, for US$50 million (Financial Statements Note 20).
Market risk
Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.
(i)    Interest rate risk
The Company does not have significant exposure to interest rate risk at December 31, 2021 and 2020, since the secured notes payable and Dunebridge RCF do not have variable interest rates. At December 31, 2021, the total secured notes payable was US$299.9 million (2020 – US$299.9 million) and the Dunebridge RCF was Nil (2020—US$25 million).
(ii)     Foreign currency
The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale, in U.S. dollars, of its 49% share of the GK Mine diamonds produced.

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As at December 31, 2021 and 2020, the Company had cash, derivative assets, accounts payable and accrued liabilities, the Dunebridge revolving credit facility and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31, 2021	December 31, 2020
Cash	$11,968	$33,703
Derivative assets	731	-
Accounts payable and accrued liabilities	(1,949)	(2,538)
Dunebridge revolving credit facility	-	(31,813)
Secured notes payable	(379,034)	(381,674)
Total	$(368,284)	$(382,322)
A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2021 and 2020 would have resulted in an increase or decrease to net income for the year of approximately $36.8 million and $38.2 million, respectively.
SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD
There were no significant accounting policies adopted in the current year.
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
Significant accounting estimates and assumptions are disclosed in Note 3 of the financial statements.
STANDARDS AND AMENDMENTS TO EXISTING STANDARDS
There are currently no new standards or amendments to existing standards.
RELATED PARTY TRANSACTIONS
The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment and Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.
Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.
The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.
In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of

Page | 22

Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated
based on the amount of time in each of the second and third years have passed. After three years, the agreement is terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price was determined using the Company’s price book, adjusted for the estimated current underlying market conditions.
On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds to US$ 100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$ 100 million was executed. During the year ended December 31, 2020, approximately US$ 49.4 million of run of mine diamonds have been sold to Dunebridge under the agreement. As at December 31, 2021, all of the original diamonds included in the US$ 49.4 million sold to Dunebridge have been re-sold
to third parties. Included in the diamond sales of $308,723 for the year ended December 31, 2021, is $10,399 of upside proceeds which has been realized and received related to this Dunebridge agreement.
On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and was repayable on September 30, 2021 (Financial Statements Note 9). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.
On September 24, 2021, the Dunebridge RCF was extended to March 31, 2022 and an upfront 2% extension fee of US$500 was paid. The extension of the Dunebridge RCF was subject to the Term Facility (below) being repaid in full and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum. On September 29, 2021, the Company made a partial repayment of US$5 million, and in the fourth quarter of 2021, the Company fully repaid the Dunebridge RCF for the remainder US$20 million. Subsequent to the year ended December 31, 2021, the Company drew US$5M from the Dunebridge RCF for funding operations.
On March 28, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Financial Statements Note 20).
On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million Term Facility to its existing US$25 million Dunebridge RCF, with first ranking lien terms as described in Financial Statements Note 9. US$31 million was ultimately advanced under the Term Facility. On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million in June 2021, and US$8.5 million in July 2021. On September 23, 2021, the Company had fully repaid the Term Facility, and in accordance with the Dunebridge RCF extension described above, was terminated.
Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2021, the Company’s share of the letters of credit issued were $44.1 million (2020—$44.1 million).
During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the year ended December 31, 2021,

Page | 23

the Company funded $10 million (2020—$15 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet.
Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.
The balances as at December 31, 2021 and 2020 were as follows:

	December 31,	December 31,
	2021	2020
Payable De Beers Canada Inc. as the operator of the GK Mine*	$2,732	$2,789
Payable to De Beers Canada Inc. for interest on letters of credit	99	550
Revolving credit facility with Dunebridge Worldwide Ltd.**	-	31,813
Payable to key management personnel	67	158
*Included in accounts payable and accrued liabilities
**Does not include $510 of unamortized deferred transaction costs and issuance discount
The transactions for the years ended December 31, 2021 and 2020 were as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
The total of the transactions:
International Investment and Underwriting	$120	$23
Remuneration to key management personnel	3,329	1,875
Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	10,399	-
Diamonds sold to Dunebridge Worldwide Ltd.	-	66,671
Diamonds sold to De Beers Canada Inc.	10,338	12,610
Diamonds purchased from De Beers Canada Inc.	14,990	11,523
Finance costs incurred from De Beers Canada Inc.	135	198
Finance costs incurred from Dunebridge Worldwide Ltd.	5,882	852
Assets purchased from De Beers Canada Inc.	-	42
Management fee charged by the Operator of the GK Mine	4,763	4,368
The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2021 and 2020 were as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Consulting fees, payroll, director fees, bonus and other short-term benefits	$2,982	$1,357
Share-based payments	467	541
	$3,449	$1,898
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive)
of the Company.

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CONTRACTUAL OBLIGATIONS
The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments $	4,391	$-	$-	$-	$4,391
Gahcho Kué Diamond Mine decommissioning fun	10,000	20,000	-	-	30,000
Notes payable - Principal	379,034	-	-	-	379,034
Notes payable - Interest	30,323	-	-	-	30,323
	$423,748	$20,000	$-	$-	$443,748
NON-IFRS
MEASURES
The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)” and “Adjusted EBITDA Margin”. Each of these is a non-IFRS
performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.
Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.
The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income (loss) on the consolidated statements of comprehensive income (loss):

(in thousands of Canadian dollars, except where otherwise noted)		Three months ended December 31, 2021	Three months ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2020

Cost of sales production costs		$38,025	36,552	140,099	153,679
Timing differences due to inventory and other non-cash adjustments		$(7,273)	(4,535)	(6,326)	(16,430)
Cash cost of production of ore processed, net of capitalized stripping		$30,752	32,017	133,773	137,249
Cash costs of production of ore processed, including capitalized stripping		$44,124	41,681	166,661	164,408

Tonnes processed	kilo tonnes	399	361	1,511	1,591
Carats recovered	000’s carats	740	745	3,052	3,194

Cash costs of production per tonne of ore, net of capitalized stripping		$77	89	89	86
Cash costs of production per tonne of ore, including capitalized stripping		$111	116	110	103
Cash costs of production per carat recovered, net of capitalized stripping		$42	43	44	43
Cash costs of production per carat recovered, including capitalized stripping		$60	56	55	51

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The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive income (loss):

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net income (loss) for the period	$237,619	$(189,166)	$276,167	$(263,429)
Add/deduct:
Non-cash depreciation and depletion	10,537	16,447	39,384	63,929
Impariment (reversal) loss on property, plant and equipment	(240,593)	217,366	(240,593)	217,366
Share-based payment expense	172	142	868	983
Net finance expenses	9,254	9,297	40,373	39,997
Derivative gains	(228)	(177)	(67)	(127)
Deferred income taxes	20,720	-	20,720	-
Unrealized foreign exchange gains	(390)	(16,689)	(1,538)	(7,268)
Adjusted earnings before interest, taxes, depreciation and depletion and impairment (Adjusted EBITDA)	$37,091	$37,220	$135,314	$51,451
Sales	85,144	80,206	308,723	226,993
Adjusted EBITDA margin	44%	46%	44%	23%
SUBSEQUENT EVENTS
Subsequent to the year ended December 31, 2021, the Company completed the US$50M credit facility with Dunebridge Worldwide Ltd. bearing an interest rate of 8% per annum, paid semi-annually until December 2022. Following this date, the interest rate would be 2% above the margin on the second lien notes then outstanding. The maturity date of this credit facility is December 15, 2027.
As a part of the new financing package, 41 million share warrants at an exercise price of US$0.60975 per common share for an aggregate exercise price of approximately US$25,000 and expire on December 15, 2027.
The exercise price of the warrants represents an approximately 3.1% premium over the
5-day
volume weighted average price of the Common Shares on January 4, 2022, the date a letter providing notice with respect to the proposed transactions was delivered to the TSX. The foregoing calculation is based on the Bank of Canada exchange rate for US dollars as of January 4, 2022; for clarity, given that the Company will receive the proceeds from any exercise of the warrants in US dollars, the value of such proceeds in Canadian dollars will depend on the prevailing currency exchange rate available to the Company at the time of any such exercise.
Subsequent to the year ended December 31, 2021, the Company drew and repaid US$5M from the Dunebridge RCF for funding operations.
Subsequent to the year end, the Company entered into a further US$22 million foreign currency put option contract at a strike price of 1.25 with settlement dates from February 2022 to December 2022.
Subsequent to the year ended December 31, 2021, 3,101,042 stock options were granted, with an exercise price of $0.714.
Subsequent to the year ended December 31, 2021, 1,142,493 RSUs were granted with a fair value of $0.714 per unit.
OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS
Risks
Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.
Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:
◾	risk that the COVID-19 pandemic continues and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;

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◾	risk of COVID-19 affecting commodity prices and demand for diamond inventory, future sales and increased market volatility;
◾	risk that the production from the mine will not be consistent with the Company’s expectation;
◾	risk that production and operating costs are not within the Company’s estimates;
◾	risk that financing required to manage liquidity can be obtained with acceptable terms;
◾	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
◾
results of initial feasibility,
pre-feasibility
and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

◾	the potential for delays in exploration activities or the completion of studies;
◾	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
◾	risks related to foreign exchange fluctuations, prices of diamonds, and continued growth in demand for laboratory grown diamonds;
◾	risks related to challenges in the diamond market causing the sale of some or all of the diamond inventory to be sold below cost;
◾	risks related to commodity price fluctuations;
◾	risks related to failure of its joint venture partner;
◾	risks relating to complying with the covenants in our revolver credit facility;
◾
development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road upon which the GK Mine is reliant upon for the cost-effective annual resupply of key inventory including fuel and explosives, the effects of climate change may limit or make impossible the building of the Winter Road;

◾	risks related to environmental regulation, permitting and liability;
◾	risks related to legal challenges to operating permits that are approved and/or issued;
◾	political and regulatory risks associated with mining, exploration and development;
◾	the ability to operate the Company’s GK Mine on an economically profitable basis;
◾	aboriginal rights and title;
◾	failure of plant, equipment, processes and transportation services to operate as anticipated;
◾
possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and

◾	other risks and uncertainties related to the Company’s prospects, properties and business strategy.
As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.
DISCLOSURE OF OUTSTANDING SHARE DATA
The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.
At March 28, 2022, there were 210,909,141 shares issued, 7,881,043 stock options and 2,357,493 restricted share units outstanding. There were no warrants outstanding as at March 28, 2022.
There are an unlimited number of common shares without par value authorized to be issued by the Company.

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CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument
52-109,
Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI
52-109”)
based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002, the CEO and CFO evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting.
DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.
The Corporation’s management, under the supervision of, and with the participation of, the CEO and the CFO, has evaluated its DC&P and ICFR as defined under NI
52-109
and rules
13a-15(e),
13a-15(f),
15d-15(e),
and
15d-15(f),
under the United States Securities Exchange Act and concluded that, as of December 31, 2021, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes.
NI
52-109
also requires Canadian public companies to disclose in their MD&A any change in ICFR that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to the internal controls during the year ended December 31, 2021. The Company’s CEO and CFO have each evaluated the design and effectiveness of the Company’s disclosure controls and procedures and have concluded they are operating effectively as of December 31, 2021.

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CAUTIONARY NOTE ON
FORWARD-LOOKING
STATEMENTS
This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the future financial or operating performance of the Company; operational hazards, including possible disruption due to pandemic such as
COVID-19,
its impact on travel, self-isolation protocols and business, operations and prospects; estimated production and mine life of the project of Mountain Province; the realization of mineral resource estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital and operating expenditures; use of proceeds from financings; the ability to obtain permits or approvals for operations; liquidity and requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitations of insurance coverage; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be,” “potential,” “budget,” “scheduled,” “forecasts” and other similar words and variations of such words (including negative variations), or statements that certain events or conditions “may,” “should,” “could,” “would,” “might” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the time such statements are made, and, by their nature, are based on a number of assumptions and subject to a variety of inherent risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and are difficult to predict, and there is no assurance they will prove to be correct.
Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards that could arise in relation to
COVID-19,
including, but not limited to protocols which may be adopted to reduce the spread of
COVID-19
and any impact of such protocols on Mountain Province’s business, operations and prospects; variations in ore grade or recovery rates; changes in market conditions; the global economic climate; changes in project parameters; mine sequencing; production rates and estimates; dependence on the Gahcho Kué diamond mine; cash flow; risks relating to financing requirements; insurance risks; failure by the Company to maintain its obligations under its debt facilities; risks relating to the availability and timeliness of permitting and governmental approvals; regulatory and licensing risks; environmental and climate risks; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the availability of skilled personnel and contractors; labour disputes and other risks of the mining industry; and failure of plant, equipment or processes to operate as anticipated.
These and other factors are discussed in greater detail in this MD&A and in Mountain Province’s most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon.
Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information contained herein is given as of the date of this MD&A, and Mountain Province undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or results or if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current notes and credit facilities, Mountain Province is subject

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to certain limitations on its ability to pay dividends on common shares. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.
Cautionary Note to US Investors – Information Concerning Preparation of Resource Estimates
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI
43-101
and the Canadian Institute of Mining and Metallurgy Classification System. NI
43-101
is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As such, the information included herein concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

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